**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 31, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI ANNUAL REVIEW 2010 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS



AngloGold Ashanti

Annual Review **2010**

pure
gold

AngloGold Ashanti board of directors

as at 31 December 2010



TT Mboweni
Chairman



TJ Motlatsi
Deputy Chairman



FB Arisman
Non-executive director



M Cutifani
Chief executive officer



R Gasant
Non-executive director



WA Nairn
Non-executive director



LW Nkuhlu
Non-executive director



F Ohene-Kena
Non-executive director



SM Pityana
Non-executive director



S Venkatakrishnan
Chief financial officer

The Annual Review 2010 is an integrated summary document containing salient information from the detailed, audited Annual Financial Statements 2010 and the Sustainability Report 2010. Both of these reports are to be found on the CD attached to the inside back cover of this report.

Forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled "Risk management and internal controls" in the annual financial statements included on the attached CD. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this suite of annual reports or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Contents
The areas of focus in this report

Our **vision**

to be the leading mining company

Our **mission**

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

Our
values

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

Scope of the report

Reporting
in line with
global
best practice

AngloGold Ashanti's suite of 2010 annual reports includes:

- Annual Financial Statements 2010

- Mineral Resource and Ore Reserve Report 2010

- Sustainability Report 2010

- Annual Review 2010

These reports and documents together communicate all relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2010 financial year, from 1 January 2010 to 31 December 2010.

Those with whom the company seeks to communicate include: shareholders; investors; employees and their representatives; the communities within which AngloGold Ashanti operates; and regional and national governments.

The **Annual Review 2010** is a summary of the various reports produced and contains extracts of key information from the Annual Financial Statements 2010, the Sustainability Report 2010 as well as the Notice of Meeting and the various proxy forms. It has been produced for distribution to all shareholders.

In particular:

The **Annual Financial Statements 2010** presents an extensive review of the year in both web-based and printed formats, and was prepared in accordance with: International Financial Reporting Standards (IFRS); the South African Companies Act, 61 of 1973 (as amended); and the Listings Requirements of the JSE Limited (JSE). In compiling the Annual Financial Statements 2010 and the Sustainability Report 2010, the guidelines on integrated reporting of the King Report on Governance for South Africa 2009 (King III) were taken into account. This report, which includes a separate Notice of Meeting, is submitted to the JSE in South Africa, as well as the stock exchanges in London, New York, Ghana, Australia, Paris and Brussels. It is also furnished to the United States Securities and Exchange Commission (SEC) on a Form 6-K. In compliance with the rules governing its listing on the New York Stock Exchange and in accordance with the accounting principles generally accepted in the United States, AngloGold Ashanti prepares an annual report on Form 20-F. The Form 20-F for the 2010 financial year must be filed with the SEC by no later than 30 June 2011.

In the **Mineral Resource and Ore Reserve Report 2010**, AngloGold Ashanti's Mineral Resources and Ore Reserves are reported in accordance with the South African Code for Reporting of Exploration Results, Mineral Reserves and Mineral Resources (SAMREC 2007 Edition) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2004). Competent persons in terms of these codes have prepared, reviewed and confirmed the Mineral Resources and Ore Reserves reported. A summary of the group's Mineral Resource and Ore Reserve as detailed in the Mineral Resource and Ore Reserve Report 2010 is contained in both the Annual Financial Statements 2010 and this Annual Review 2010.

The **Sustainability Report 2010**, **Sustainable Gold**, provides an account of AngloGold Ashanti's sustainability performance in 2010. It covers six key focus areas for 2010:
- Improving operational safety performance;
- Managing health impacts that arise at our operations and in our communities;
- Operating with respect for human rights;
- Relationships with communities which host our operations;
- Recognising and reporting explicitly on exploration and closure in the life cycle of our operations; and
- Conducting effective stewardship of the environment and of the natural resources that we use, primarily land, water and energy.

The Sustainability Report gives context and outlines the approach for each area. It also provides particulars of the work that has been undertaken in that area, targets that have been set and performance against these targets. Supplementary information on our website presents more detailed disclosure on performance against relevant Global Reporting Initiative (GRI) indicators, the sustainable development framework of the International Council on Metals and Mining (ICMM) and the principles of the UN Global Compact (UNGC).

A compact disc, containing the web-based versions and downloadable pdfs of these reports, has been distributed to all shareholders together with this Annual Review 2010. Hard copies of all these reports, which are integral to AngloGold Ashanti's communication programme with its shareholders, social and business partners, may be requested from the contacts listed at the end of this report.

Note:
- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
- References to "group" and "company" are used interchangeably in the narrative of this report, except in the financial statements of the group and company.
- "Statement of financial position" and "balance sheet" are used interchangeably in the narrative of this report.
- Locations on maps are for indication purposes only.

Corporate profile

We truly cover the world

A truly **global** producer of gold

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and several exploration programmes in both the established and new gold-producing regions of the world.

AngloGold Ashanti employed 62,046 people, including contractors, in 2010 and produced 4.52Moz of gold (2009: 4.60Moz), generating $5.3bn in gold income (2009: $3.8bn). Capital expenditure in 2010 amounted to $1,015m (2009: $1,027m). As at 31 December 2010, AngloGold Ashanti's Ore Reserve totalled 71.2Moz.

Focused on returns

AngloGold Ashanti endeavours to maximise the returns delivered to shareholders throughout the economic cycle, by producing gold safely, responsibly and efficiently.

Our business

Exploration

The group's exploration programme, which covers greenfield, brownfield, and more recently, marine exploration, is conducted either directly or in collaboration with partners. The group's foremost recent greenfield discovery is the La Colosa deposit in Colombia (see map for regions of active greenfield exploration). Brownfield exploration is conducted around existing operations. In October 2009, the group established a joint venture to explore for marine mineral deposits on the continental shelf. This complements AngloGold Ashanti's existing terrestrial exploration and mining activities.

Operations

In addition to the six deep-level mines and one surface operation in South Africa, AngloGold Ashanti has surface and underground mining operations in the Americas, Australia and elsewhere on the African continent. The Tau Lekoa mine in South Africa was sold during 2010. In addition to gold, valuable by-products – silver, sulphuric acid and uranium – are produced in the process of recovering the gold mined at certain operations.

Marketing

Once processed to the doré (unrefined gold bar) stage at AngloGold Ashanti's operations, this product is dispatched to various precious metal refineries where the gold is refined to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association. It is then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the centuries, be it as an investment, a store of value, or as jewellery. AngloGold Ashanti campaigns actively to promote the demand for gold.

Built for purpose

Since launching its new business strategy at the end of March 2008, AngloGold Ashanti has significantly restructured its portfolio and rebuilt its balance sheet to create the operating and financial foundation to achieve production growth from 5.4Moz to 5.6Moz by 2014. Operating cash flow has increased markedly following the elimination of the hedge book, as well as the implementation of Project ONE, the business improvement intervention, and the higher gold price.

AngloGold Ashanti has also continued to invest in its industry-leading exploration team to build on its unmatched record of new gold discoveries and to grow its world-class gold endowment. Longer-term debt has also been introduced into the balance sheet, thereby greatly enhancing the capacity to fund a significant project pipeline, while maintaining strict capital discipline and driving shareholder returns.

Geographic distribution of shareholders
as at 31 December 2010



United States	52.60%
South Africa	22.54%
United Kingdom	11.73%
Ghana	2.95%
France	2.35%
Rest of Europe	2.56%
Rest of Americas	1.20%
Rest of the world	4.07%

Relative share price performance (%)



Index of AngloGold Ashanti share price on NYSE — Philadelphia Stock Exchange Gold & Silver Index

Corporate profile

We truly cover the world

Location of AngloGold Ashanti operations and major greenfield projects

United States
Cripple Creek & Victor   233,000oz

Brazil
Serra Grande   77,000oz
AGA Mineração   338,000oz

Colombia
La Colosa
Gramalote

Argentina
Cerro Vanguardia   194,000oz

Our primary **focus** is **gold**


● Operations
● Projects



Guinea
Siguiri   273,000oz

Mali
Morila	95,000oz
Sadiola	118,000oz
Yatela	60,000oz

Ghana
Iduapriem	185,000oz
Obuasi	317,000oz

Australia
Sunrise Dam	396,000oz
Tropicana	

DRC
Mongbwalu
Kibali

Tanzania
Geita   357,000oz

Namibia
Navachab   86,000oz

South Africa

Vaal River

Great Noligwa	132,000oz
Kopanang	305,000oz
Moab Khotsong	292,000oz
Tau Lekoa	63,000oz[1]
Surface operations	179,000oz

West Wits

Mponeng	532,000oz
Savuka	22,000oz
TauTona	259,000oz

[1] *Sold effective 1 August 2010*

Strategy

Striving to be the leading mining company

AngloGold Ashanti's business strategy is reviewed regularly to determine progress in its implementation against the backdrop of a dynamic operating and regulatory environment. These evaluations allow for tactical adjustments necessary to achieve the ultimate goal of becoming "**the leading mining company**".

AngloGold Ashanti has defined its strategic focus in five parts:
- **Recognise that "People are the business"** – organisational development is a strategic value driver for the group;
- **Maximise margins** – manage both revenue and costs to ensure delivery and protection of returns throughout the economic cycle;
- **Manage the business as an asset portfolio** – use capital deployment optimisation approaches to support delivery of return targets;
- **Grow the business** – have a definite strategy for both organic growth and growth by acquisition and be opportunistic in seeking value accretive targets; and
- **Embrace sustainability principles** – understand and focus on creating value for both business and social partners to manage risk and opportunity.

The key components of each of the strategy points are as follows:

People are the business

AngloGold Ashanti recognises that "People are the business" and through its:
- **Mission**, defines a clear view of the organisation;
- **Vision**, reflects a clear and consistent view of the organisation's future;
- **Values**, recognises that the process used to achieve results is as important as the results themselves;
- **Business Process Framework**, defines the policy, standards and operating framework necessary to establish a flexible and responsive work model within which people have the opportunity to be creative and realise their potential; and
- **Organisational model**, ensures that the right person, does the right work, in the right way and at the right time.

Maximise margins

AngloGold Ashanti seeks to ensure sustainable value and maximise returns by:
- **Managing revenues** to ensure that full value is realised from its products by:
  - managing product sales to realise premiums for the delivery of a superior quality product and by exploring other value adding initiatives;
  - delivering products of a consistent quality, on time; and
  - offering exposure to spot prices.
- **Managing costs** to protect margins and returns on capital employed by:
  - applying resource development strategies to maintain operating margins over the life cycle of the assets;
  - protecting critical margins where appropriate;
  - maintaining costs below the industry's mean in order to minimise risks to cash flow and returns in a volatile price environment; and
  - optimising capital deployment by investing only in assets and growth opportunities which offer superior returns.

Manage the business

Meeting commitments is a critical objective and includes:
- ensuring safe work practices and a healthy workforce;
- generating returns on capital of more than 15% through the cycle;
- meeting production and cost targets;
- managing costs to maximise margins and return on capital employed over the life cycle of all operations and projects;
- maximising revenues; and
- implementing Project ONE to standardise all operating procedures and achieve key five-year goals. The five-year goals agreed in 2008 were:
  - a 70% reduction in accident rates;
  - a 30% improvement in overall productivity (in terms of ounces of gold produced per employee);
  - a 60% reduction in reportable environmental incidents;
  - a 20% increase in gold production;
  - a 25% reduction in real IFRS total cash costs per ounce; and
  - to deliver an average return on capital of above 15%.

Given the progress achieved to date, the board reviewed and amended the following key five-year goals in late 2010 for the period 2011-2015 as follows:
- Safety – an all injury frequency rate of less than 9 per million hours worked by 2015;
- Productivity – 20% improvement in oz/TEC by 2015;
- Environment – 30% reduction in reportable incidents by 2015;
- Production (attributable ounces produced) – between 5.4Moz and 5.6Moz, an improvement of 20% on base;
- Total cash cost per ounce – a 20% improvement in real unit costs by 2015 (adjusted for mining inflation); and
- Return on shareholders' equity (%) – 15% through the cycle to 2015.

Manage the business as an asset portfolio
AngloGold Ashanti regularly reviews and ranks each asset and project as part of its annual business planning process. This ranking is both absolute and relative to its peer group, with the aim of:
- ensuring that individual assets and projects meet or exceed specified risk-adjusted rates of return;
- identifying the strengths and weaknesses of the portfolio, with particular focus on portfolio risk;
- implementing strategies to identify optimal orebody capability;
- applying methods and design to ensure optimal operating performance;
- ensuring the application of detailed planning and scheduling, together with the use of best-practice operating methods associated with each asset;
- optimising returns from existing assets and growth opportunities; and
- selling those assets that no longer meet the company's criteria at attractive valuations.

Grow the business

AngloGold Ashanti seeks to further enhance shareholder value through:
- **Exploration** – leveraging its asset portfolio and landholdings through greenfield and brownfield exploration and development while targeting new opportunities;
- **Brownfield development** – the development portfolio comprises board approved projects including: the Tropicana gold project in Australia; the Córrego do Sítio and Lamego projects in Brazil; the Mine Life Extension project at Cripple Creek & Victor in the United States; the Ventersdorp Contact Reef project at the Mponeng mine in South Africa; and others undergoing feasibility studies in Argentina, Brazil, Colombia, the Democratic Republic of the Congo, Mali, Namibia, South Africa and the United States;
- **New projects** – by promoting organic growth and leveraging current positions;
- **Mergers and acquisitions** – by selectively pursuing value accretive merger and acquisition opportunities; and
- **Logical incrementalism** – by maximising the value of other commodities within an existing and developing asset portfolio.

Embrace sustainability principles

AngloGold Ashanti seeks to embrace sustainability principles to create business and social partnerships based on mutual value creation. This approach includes:
- **Safety and health** – ensuring that commitment to the welfare of people remains the company's most important value;
- **Environment** – by managing the impact on the environment, meeting commitments made to host communities and ensuring AngloGold Ashanti is the preferred development partner for mining projects;
- **Community relations** – establishing relationships and developing strategies that support the creation of unique value for various community partners;
- **Institutional relations** – working through the respective government and other local institutions, while respecting the values and traditions of each jurisdiction; and
- **Political relationships** – managing relationships in a manner consistent with the company's values.

Group overview 2010

Key features 2010

- All injury frequency rate improved by 11% to 11.50 per million hours worked;
- Launch of Safety Transformation Project in May 2010;
- Record adjusted headline earnings* of $787m, a result of improved margins due to higher received prices;
- Production of 4.52Moz at a total cash cost of $638/oz, within exchange-rate adjusted guidance;
- Geita, Cripple Creek & Victor and South Africa turnarounds successfully executed;
- Complete elimination of the hedge book, thus providing full exposure to the prevailing gold spot price;
- Secured international investment grade credit ratings;
- Introduction of long-term tenor to the statement of financial position with rated bonds maturing in 10 and 30 years and mandatory convertible bonds due in 2013;
- A full year dividend of 145 South African cents per share (approximately 20 US cents per share), 12% higher than the previous year;
- Continued implementation of the Voluntary Principles on Security and Human Rights (VPSHR) – 88% of security personnel trained in VPSHR principles; and
- 47% reduction in the number of reportable environmental incidents.

*   *Excluding the impact of accelerated hedge buy-backs*

Gold production
(000oz)



06	5,635
07	5,477
08	4,982
09	4,599
10	4,515

4,515 000oz

All injury frequency rate
(per million hours worked)



06	22.83
07	20.95
08	16.66
09	12.88
10	11.50

11.50 per million hours worked

Group overview 2010 – key data

		2010	2009	% change
Gold produced	(000oz)	**4,515**	4,599	(2)
Average gold spot price	($/oz)	**1,227**	974	26
Average received gold price	($/oz)	**561**	751	(25)
Average received gold price excluding hedge buy-back costs [1]	($/oz)	**1,159**	925	25
Total cash costs	($/oz)	**638**	514	24
Total production costs	($/oz)	**816**	646	26
Ore Reserve [2]	(Moz)	**71**	71	1
Revenue	($m)	**5,514**	3,916	41
Gold income	($m)	**5,334**	3,768	42
Adjusted headline loss [3]	($m)	**(1,758)**	(50)	3,416
Adjusted headline earnings excluding hedge buy-back costs	($m)	**787**	708	11
Adjusted headline earnings excluding hedge buy-back costs	(US cents/share)	**212**	196	8
Dividends per ordinary share	(SA cents/share)	**145**	130	12
Average exchange rate	(R/$)	**7.30**	8.39	(13)
Exchange rate at year-end	(R/$)	**6.57**	7.44	(12)
Share price at year-end:				
JSE	(R/share)	**326.90**	306.29	7
NYSE	($/share)	**49.23**	40.18	23
Market capitalisation at year-end	($m)	**18,767**	14,555	29

Note:

[1] *Average received gold price during 2010 excluding the effects of hedge buy-back costs at $1,159/oz is 25% higher than 2009, 5.5% discount to the spot gold price and better than the guidance of 8% to 10%.*

[2] *After adjusting for the Tau Lekoa sale, Ore Reserve increased by 1% from 70.6Moz to 71.2Moz.*

[3] *Headline loss adjusted for unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible and mandatory convertible bonds, adjustments to other commodity contracts and deferred tax thereon.*

Cash flow from operating activities*
($m)



06	1,106
07	866
08	584
09	1,299
10	1,669

* Excludes hedge buy-back costs

$1,669m

Market capitalisation
($bn)



06	13.2
07	11.9
08	9.8
09	14.6
10	18.8

$18.8bn

Group overview 2010

Our sustainability performance in 2010

	2010	2009	2008
Operational safety			
Number of fatalities	**15**	15 [1]	14
All injury frequency rate (AIFR) [2]	**11.50**	12.88	16.66
Employee and community health [3]			
New cases of silicosis	**459**	409	442
Incidence of compensable noise-induced hearing loss (NIHL) (per 100 employees)	**2.00**	2.36	2.60
Incidence of malaria (per 100 employees)	**25**	37	42
Percentage of relevant employees provided with anti-retroviral therapy (ART)	**75%**	87%	76%
Human rights			
Incidents under the Voluntary Principles on Security and Human Rights (VPSHR)	**2**	1	3
Allegations under the VPSHR	**6**	4	6
Percentage of security personnel trained in the VPSHR	**88%**	86%	75% [4]
Communities			
Economic value generated ($m)	**5,620**	4,059 [1]	3,800
Payments to government ($000)	**844,321**	644,252	534,549
Community investment ($000)	**16,080**	10,881	8,441
Environmental and natural resource stewardship			
Energy usage (Million GJ)	**30.6**	29.8 [1]	29.4
Greenhouse gas emissions (Mt CO_2e)	**4.70**	4.61 [1]	4.55
Water usage (ML)	**54,664**	55,138	53,617
Number of reportable environmental incidents	**27**	51 [1]	55
Number (percentage) of relevant sites with full Cyanide Code certification [5]	**15 (79%)**	12 (63%)	8 (42%)

[1] Figures have been restated – refer to the relevant section of the Sustainability Report 2010 or the related online supplementary informantion for an explanation of the restatement.

[2] The total number of injuries and fatalities per million hours worked.

[3] Data on silicosis, NIHL and ART apply to South Africa only, although small numbers of employees receive ART in other countries. Data on malaria applies to Ghana, Tanzania, Guinea and Mali only.

[4] Estimated data.

[5] Cyanide is used at 19 of AngloGold Ashanti's operations.

Malaria incidence in affected countries (per 100 employees)



08	42
09	37
10	25

% of security personnel trained in VPSHR



08	75
09	86
10	88

25 per 100 employees

88 %

Chairman's statement

A company with vision, **committed** to excellence

It is my pleasure and privilege to address to you my first chairman's statement since taking office during 2010.

When I was approached for discussion about the position, there were two matters about which I felt I had to satisfy myself. The first one was that I wanted to see the company showing, practically, that they were serious about curbing injuries and deaths in mine accidents. The second was their intention in relation to the closing out of the hedge book.

On the first, I was very pleased to be assured that, led by Mark Cutifani, the executives at AngloGold Ashanti work very hard at ensuring that safety is indeed our first priority. The improvement in the fatal accident rate of close to 70% since 2007, is evidence of these efforts. Yet we are aware that the rate of improvement has slowed somewhat in recent years, and we look forward to the next step change on the way to achieving our goal of making employee fatalities a thing of the past.

I would like to convey my and the company's condolences to the families and friends of the fifteen employees who died in mining accidents during the course of 2010, and give my assurances to them, and to all employees and their loved ones, that safety is a priority that will remain in place.

On the matter of the hedge book, the wish became reality within just a few months. During October, we were able to announce the achievement of that goal, opening up to shareholders the benefits of full exposure to the spot gold price.

That occurred shortly after two leading credit rating agencies affirmed the company's international investment grade credit ratings.

The unhedged position and strong balance sheet leave the company extremely well placed to pursue our substantial project pipeline, assisted further by a gold price that appears likely, at the very least, to sustain itself within the range experienced in the year under review.

Continuing uncertainty about the prospects for economic recovery in the US, Europe and Japan, and the fiscal measures implemented to mitigate the economic difficulties, have underpinned the role of gold as an investment commodity, and hence the gold price rise of the past two years or so.

Notwithstanding the higher gold price, fabrication demand for gold grew by 13.4% in 2010, though admittedly off a relatively low base. Most of the growth was thanks to increased demand for gold jewellery in India and, to a lesser extent, China. In both markets AngloGold Ashanti expends much energy in gold marketing activities.

Tito Mboweni discusses his thoughts on the way forward for AngloGold Ashanti

Podcast available at www.aga-reports.com/10/podcasts.htm

Chairman's statement

However, it is not the bullish gold market that distinguishes this company. What has encouraged me the most in my short time on the board of AngloGold Ashanti is the company's vision and commitment to excellence. The elimination of the 11.3Moz gold hedge since 2008, during a period of unprecedented international economic and financial distress, is, in my view, but one illustration of these attributes.

Equally illuminating are the methodical efforts incorporated in Project ONE to enhance efficiencies at our operations and throughout the business. Particularly pleasing is the turnaround at the Geita Gold Mine in Tanzania, while notable progress has also been made at the Mponeng Plant in South Africa and the South American operations.

It is important to emphasise the holistic nature of Project ONE. In addition to operating efficiencies, it incorporates a range of targets related to both our people and sustainability issues, such as safety and environmental management, all of which are key components of AngloGold Ashanti's strategic drive.

As a mining company committed to responsible corporate citizenship, operating around the world is becoming increasingly complex. From government attempts to impose punitive taxes in Australia to the instability prior to the welcome advent of democracy in Guinea, AngloGold Ashanti has been challenged to play a responsible role.

The value of high-quality social dialogue is best illustrated in South Africa, where the Mining Charter was reviewed during the course of the year and a new version published in September. This compact between government, business and labour seeks to set out processes and targets aimed at gradually eliminating the country's and the industry's apartheid legacy without damaging the industry's competitiveness. We are of the view that the outcome effectively achieved these dual goals.

As was the case with the initial 2004 charter, AngloGold Ashanti again played an important role in this achievement through our CEO Mark Cutifani's senior leadership position in the South African Chamber of Mines.

As a mining company, we have an obligation to the societies in which we operate to ensure, as our values state, that they are better off for our having been there. Naturally mining, as with all economic activity, will have an impact on the social and physical environment. Not all of that will be immediately positive. However, AngloGold Ashanti is committed to ensuring that, on balance, the positive consequences significantly outweigh the negative. We accept, further, that our responsibility as a good corporate citizen is not only to ensure that that is the case, but also to be open and responsive to those who would want to express their concerns. The board will continue to encourage the executive to sharpen its focus in this regard.

I would like to thank my fellow board members, management and staff at AngloGold Ashanti for all they have done to welcome me to the company and for the support given to me in exercising my responsibilities as chairman.

I would like to welcome Rhidwaan Gasant, who joined the board in August, bringing in additional financial expertise and experience in the resources sector. The wisdom in appointing him is already apparent. We also welcome Fred Ohene-Kena who brings his extensive knowledge of the Ghanaian society, and its mining sector in particular.

I would like to pay tribute to my predecessor Russell Edey. During Russell's tenure, AngloGold Ashanti was transformed from a leading South African corporation into a leading international one. I can only hope to be able to emulate the wisdom he showed in so doing.

Finally, James Motlatsi announced his retirement from the board, with effect from 17 February 2011. As one of the original directors of AngloGold Ashanti when it was formed in 1998, James provided both continuity and critical leadership during the changing times and has served all AngloGold Ashanti stakeholders with great distinction. His retirement allows him the opportunity to pursue new interests. On behalf of the board and management, and indeed on my own behalf, I extend our thanks and best wishes to James for the future. Rea leboga Ntate! (Thank you, Sir).

The board will, in the coming months, be taking action to replace the expertise lost and, generally, work towards building an even better balance of knowledge, experience and skill.

TT Mboweni
Chairman
11 March 2011

CEO's review

Being **unhedged,** we can better leverage a rising gold price

In putting pen to paper to share with you my thoughts on 2010, I must first make a very simple observation. The elimination of the hedge book, the rebuilding of our financial foundations through the reconstruction of the balance sheet, and the progress on improving operational performance all point to 2010 being a landmark year for AngloGold Ashanti. Combined with a steadily strengthening market and price for our product, we see a bright future for the company, our shareholders, our employees and all our business partners.

Gold chalked up its 10th consecutive annual increase in 2010 as investors looked for a safe haven from countless economic disruptions and potential dislocations across the globe. The second major round of quantitative easing began in the US as the Federal Reserve used an already-extended balance sheet to kick start meaningful growth in the economy, raising renewed concern over the long-term health of the dollar and the rising spectre of inflation. Japan moved aggressively to devalue its currency in order to fan demand for its exports and revive a flagging economy.

A booming economy in China brought the threat of runaway consumer price increases ever closer. In Europe, intensifying sovereign debt concerns deepened economic and political fault lines between euro members, raising doubts over the future of the common currency. A conflagration on the Korean peninsula once again threatened to tip the region into crisis. Against this heightened risk backdrop it was hardly surprising that gold reached a high for the year of $1,431/oz in early December. Notwithstanding the strong price rally, consumer demand increased, with the world jewellery sector rising an estimated 16% in 2010.

All the while, there remained a dearth of large, new discoveries to replace gold production. Depletion of the world's major orebodies continued, cost pressures mounted as currencies of

Mark Cutifani discusses his views on the outlook for AngloGold Ashanti

Podcast available at www.aga-reports.com/10/podcasts.htm

CEO's review

commodity producing nations strengthened against the dollar, and higher labour costs and metal prices spurred input costs of everything from power to drill steels, reagents and grinding media. Despite a decade of higher prices, the supply response from the gold industry remained muted. It has perhaps never been clearer that, with the average, all-inclusive cost of production for the industry at more than $1,000/oz, the fundamentals remain supportive of the gold price. Once the gloomy and somewhat uncertain macroeconomic picture is factored in, it is our view that the gold price remains well supported, with a bias to the upside.

It was in this context that your board took the decision in September to eliminate the hedge book, once and for all ending the forced sale of our production at discounts to market prices. This was made possible by the reconstruction of the company's balance sheet over the past two years. Investment grade debt ratings awarded in April by both Moody's and S&P paved the way for the issue of $700m, 10-year bonds and $300m, 30-year bonds, the latter being a first for a South African corporate. A syndicate of 16 banks also provided a renewed, four-year revolving credit facility. With that balance sheet structure in place, the difficult call was made in September to issue new equity and a mandatory convertible bond, together totalling almost $1.6bn, to provide the final financing – over and above cash and existing debt of about $1bn – to eliminate the remaining 3.0Moz of gold committed under hedge contracts.

The final hedge contract was eliminated on 7 October, not only achieving a key strategic objective but also enhancing cash flow generation capacity and AngloGold Ashanti's ability to finance an unmatched slate of growth projects across our global operations and development portfolio.

Now the hard work really begins, to consistently achieve our goal of earning a return of at least 15% on invested capital, throughout the investment and commodity price cycles. Our teams worked diligently during the year to set the foundation for growth and improved operating performance across our global suite of 20 gold-producing assets.

Project ONE, the change model designed to modernise and improve operating practices and reduce volatility across the business, thereby increasing productivity, while at the same time better clarifying role accountability, was implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. All in all, 145 employees are engaged full-time in ensuring that this revolutionary operating framework is embedded across the business to achieve an ambitious set of safety, environmental, operating and financial targets. While this is undoubtedly a time-consuming and complex endeavour, our collective commitment to Project ONE deepened further during the year as we saw significant successes achieved at the Mponeng plant, at Geita and also the South American operations.

The early roll-out at the more complex and labour intensive South African underground mines also yielded positive early results and showed the benefit to be gleaned from increasing the focus on planning and organisation and ensuring that the right person does the right job, at the right time, in the right way.

In line with my commitment made in 2009, we cemented the hard won improvements in Brazil and Argentina, which now boast the company's lowest-cost assets. Crucially, AGA Mineração and Cerro Vanguardia both have exciting – and board approved – growth prospects ahead of them. At Cripple Creek & Victor, in the US, the much needed operating turnaround was flawlessly executed by the team, who are now looking to further production expansions with the installation of a high-grade milling circuit.

The Americas region, a strong business in its own right under Ron Largent's leadership, now has plans in place to grow production over the next five years from the 842,000oz achieved in 2010, to around 1.2Moz by 2013. In addition, exploration drilling restarted at La Colosa, in Colombia, after a hiatus of more than two years due to permitting constraints, and prefeasibility work commenced at the Gramalote joint venture, raising the prospect of significant additional growth over the medium term from the world's most prospective new goldfield. We will continue to be cautious and diligent in moving ahead in Colombia, where we have an enviable position in the world's most exciting new gold district, at an entry cost of almost zero, once the proceeds from farm-ins, joint ventures, asset sales and spin-offs are taken into account.

In Continental Africa, Geita was clearly the standout, closing the chapter on a difficult four-year period in which it missed operating targets. Compared to the 272,000oz achieved at the end of 2009, this asset delivered 357,000oz from the plant in 2010 and is set to produce 500,000oz in 2011, returning this mine to its rightful place near the top of the production pecking order. Unit costs, meanwhile, have almost halved from their peak as significant improvements were made to plant availability and the fleet was reduced from 48 trucks in 2009 to 34 trucks in 2010, while the quantity of ore transported increased.

With Guinea emerging tentatively from a successful election, the scope to realise the potential from Siguiri's world-class orebody is now potentially enhanced and work is under way to investigate the best possible ways of delivering on this growth potential. In the Democratic Republic of the Congo (DRC), work continued in parallel to complete the feasibility studies on the Mongbwalu and Kibali projects, the latter with our partner Randgold Resources. In both cases, our emphasis is on bringing our technical and planning expertise to bear on these projects to ensure they are completed safely, on time, within budget and in line with their envisaged operating parameters.

The DRC is poised to be a significant contributor to our production profile beyond 2014, with expansion potentially providing valuable optionality given the geological endowment of the country's northeastern region. Mali, one of our more mature operating regions in Africa, continues to generate significant cash flow and we are working closely with IAMGold, our partner at Sadiola, to formulate the final plan needed to tap the promising deep sulphide Mineral Resource as well as extensions to the shallower oxide ore.

Ghana remains the biggest challenge for the Continental Africa region. Decisions were taken during the first half of the year to suspend both operations in order to affect sustainable and long-lasting solutions to water-balance issues which, in Obuasi's case, follow almost a century of intensive mining across a vast footprint. While this had a significant impact on production, it reinforced our commitment to ensuring environmentally responsible mining and to improving our performance in this regard in all jurisdictions. There remains work to do, particularly at Obuasi, where the operation was

also dogged by operating problems, most notably ore-pass hang-ups and below-par development rates.

Following our success at Geita, a senior, multi-disciplinary team led by Richard Duffy and supported by myself and Tony O'Neill, our Executive Vice President of Technical and Business Development, has been appointed to design and execute a strategy that will ensure that this gold orebody, undoubtedly one of the world's largest at almost 30Moz, performs to its full potential. This is a key challenge for the year ahead.

In Australia, Sunrise Dam delivered another solid performance, although it's worth pointing out that the cash cost line of $957/oz is distorted by the $259/oz non-cash, deferred-stripping charge. This is simply an accounting entry and obscures the significant cash generation ability of this mine. The transition to underground ore continued during 2010, as did work to understand the true nature and extent of the orebody. This has prompted a decision to test the potential during 2011 for a bulk-cave operation to more efficiently extract underground ore over an extended life of mine.

We also passed a significant milestone in 2010 with the approval in November of the development of the Tropicana gold deposit in Western Australia. This is not only a virgin discovery by AngloGold Ashanti's own exploration team in a large, untouched new gold belt, but also the first true greenfield project undertaken by the company in more than a decade. What's more encouraging to us is that an extensive exploration campaign along the Tropicana belt, which extends along a strike of some 600km, is yielding good results. I'm confident that the original scope of this project, which calls for total production of 330,000oz to 350,000oz a year over 10 years, is only the beginning of the productive life of this district and that strong production levels anticipated in the initial three years of the mine's life, will be sustained as new Mineral Resources are discovered by our world-class exploration team.

At the beginning of 2010, the South Africa region was the source of significant concern. Safety stoppages were the hallmark of 2009's performance as severe disruptions were caused by our own decision to halt certain operations in order to improve operating conditions and by government-enforced

CEO's review

Section 54 stoppages. This was compounded by a lack of flexibility on key assets. While we saw production take a hit at key operations, rising power and labour costs threatened a damaging margin squeeze.

As I write this review, the situation is much improved. Following his appointment as Executive Vice President: South Africa, in February, Robbie Lazare set about making the crucial changes required to improve safety and ensure these large, deep mines return to their cash generation potential. His 'three-horizon' strategy – to rapidly improve safety, production and costs, to optimise the configuration of the assets, and to design a far-reaching technology innovation plan to ensure their long-term survival – has already yielded impressive results.

Excluding Tau Lekoa, which was sold to Simmer and Jack during the year, production from South Africa was largely unchanged, while the cost increase (in US dollar terms) was contained at 31% to $586/oz, despite a 26% power-price hike, a near double-digit payroll increase, the impact of input inflation across all consumables and significant strengthening of operating currencies throughout the year. A look behind these impressive results shows increases across key production metrics.

New management appointments have energised operating teams and the renewed focus on planning, following the enthusiastic embrace of Project ONE, promises further improvements going forward.

Robbie has also spearheaded the formation of The Technological Innovation Consortium to investigate ways to tap the deeper reaches of the extensive Witwatersrand orebody in a safe and profitable way. This is an ambitious endeavour that some have likened to the Manhattan Project, for the sheer quality and breadth of the global expertise harnessed to achieve a single goal. This project has potentially far-reaching benefits and brings together an unparalleled group of the world's finest innovators who are – at the time this report is distributed – already a year into finding a resolution to the ultra-deep mining conundrum: to safely and profitably mine what remains the world's largest and most consistent gold resource. The group includes a range of universities, research institutes and industrial luminaries such as General Electric,

3M, Atlas Copco, Bateman, Sandvik, SNC-Lavalin and many more. This is not simply a vague, conceptual study, but a hard-nosed commercial endeavour that could put AngloGold Ashanti far ahead of its rivals in pioneering real intellectual property to unlock untold mineral wealth at depth, across the world. We will keep you updated as this project progresses.

While we're studying all the angles to ensure a profitable long-term future for South Africa's deep mines, our attention will also be focused on some near-term objectives in 2011. Chief among these will be navigating the next round of biennial wage talks with South Africa's labour unions. It is not merely lip service to say that we view organised labour as a partner in building our business in South Africa. While the National Union of Mineworkers and others representing miners, artisans and tradesman in South Africa have proved their mettle over several years as tough negotiators, they have also shown time and again that they are a responsible partner which does not take lightly any decision to disrupt production. We will enter this round of negotiations with a mandate to pursue open and frank dialogue and to reach a fair agreement that benefits all sides and ensures a healthy and sustainable industry for all stakeholders.

Turning to the nationalisation debate in South Africa, we are comforted by the fact that the government is well aware of the negative consequences that would follow nationalisation of South Africa's mines, a view unequivocally expressed by senior leaders of the governing African National Congress on several occasions. The government has also shown itself to be sensitive to the negative impact this debate has on the perceptions of some investors less familiar with the robust nature of South African political discourse. Nonetheless, AngloGold Ashanti looks forward to this discussion reaching a conclusion as soon as possible to further improve South Africa's overall investment climate.

Mark Cutifani discusses his views on sustainability strategy at AngloGold Ashanti

Podcast available at www.aga-reports.com/10/podcasts.htm

It is with deep sadness that I reflect on the tragic deaths of 15 of our colleagues in accidents at our operations during the year. One fatality in the workplace is one too many and each one of these is keenly felt by every member of this organisation. We are working hard to bring the behavioural and technical changes to all levels of work that we undertake every day to improve this safety performance. While safety performance suffered during the second and third quarters, a fatality-free fourth quarter showed what we are capable of. The long-term trends also provide sight of how far we've come. All told, the all injury frequency rate improved by 11% from 2009 and by 49% since 2006. An encouraging performance, but I firmly believe there remains much room for improvement. Achieving that remains our primary operational aim as Project ONE – with its attendant focus on detailed planning and execution of work – translates to improved safety.

So, with the financial foundation laid and the engine room starting to work toward its potential (though with much room for improvement), the third leg of our strategy is aimed at ensuring the long-term future of this company through a world-beating exploration effort. This is a team that made virgin discoveries in Colombia, the Tropicana belt in Australia and the DRC; successes we are confident of repeating. Following the consolidation of our global footprint in 2009, 2010 was the year for moving this effort forward.

Drilling resumed in Colombia, accelerated in the DRC and Australia, and was initiated in new areas in which AngloGold Ashanti once again has first-mover advantage and the potential to dominate. These include the Solomon Islands, the extensive Cornelia Range in the northwest of West Australia, the Middle East and North Africa, Gabon and Baffin Island, in Canada's Arctic.

We will continue to invest heavily in exploration to add to our resource inventory at a fraction of the cost that many of our rivals – faced with a dearth of growth opportunities – are forced to pay in acquiring new ounces. In fact, the last three years has seen AngloGold Ashanti add roughly 40Moz at about $600m, through exploration and targeted, value-adding strategic acquisitions.

Our strategic focus on value has positioned AngloGold Ashanti with a range of development opportunities that will deliver real returns to our shareholders. The options we have created, working through our "value lens", will ensure we are not forced to jeopardise our capital base by overpaying for assets in order to ensure a sustainable future. With the hedge book now well and truly behind us, we will remain focused on adding profitable ounces to our production base and to our resource inventory. As ever, capital discipline will be the watchword as we drive toward real returns while growing our company. I am pleased to note that we achieved a return on net capital employed of 16% in 2010, sharply up from our single-digit returns of just two years ago.

Production in 2011 is forecast at between 4.55Moz and 4.75Moz, at a total cash cost ranging from $660/oz to $685/oz[1]. As we push toward our medium-term growth objectives, capital expenditure is estimated to be between $1.5bn and $1.6bn for the year.

Importantly, during 2010, we reviewed and updated our Code of Business Principles and Ethics (Our Code). I launched Our Code on 25 November 2010, along with the chairman of the Audit and Corporate Governance Committee. The roll-out of Our Code, which commenced during 2010, has an 18-month implementation and training plan across the group's operations globally.

Lastly, I would like to once again thank my colleagues at AngloGold Ashanti. At every level, they are driven and hard working, and have shown a single-minded focus to create the world's leading mining company. I'm grateful for this effort and look forward to 2011 as a year in which we return to growth and redouble our focus on driving shareholder value and improved safety, in order to realise the great potential of AngloGold Ashanti.

Mark Cutifani
Chief executive officer
11 March 2011

[1] *Based on the following assumptions: average exchange rates against the US dollar of R7.11 for the South African rand, 1.70 for the Brazilian real, 0.98 for the Australian dollar and 4.12 for the Argentinean peso. Oil is at $95 per barrel.*

Review by the Chairman of the Audit and Corporate Governance Committee

Aligning our governance with King III

AngloGold Ashanti is committed to best practice in corporate governance, ensuring compliance with legislation, regulations and requirements in the jurisdictions in which the company operates and adhering to the principles of sustainable business.

The Audit and Corporate Governance Committee of AngloGold Ashanti is tasked with ensuring effective governance and international best practice as directed by the committee's terms of reference, which is reviewed on an annual basis.

The company is committed to ensuring that changes in legislation and best practice are embraced. Following the launch of the South African Code on Corporate Governance 2009 (King III) on 1 March 2010, a detailed analysis of the extent to which the company's governance practices meet these requirements was completed. Where compliance with the recommendations is not being met to the extent required, processes and time frames have been agreed for full compliance and in those instances where the company will not comply, for practical reasons, disclosure of such non-compliance is disclosed in this report.

Briefly, since the implementation of King III, the company, as overseen by the Audit and Corporate Governance Committee, has, amongst others:

- addressed the composition of the Audit and Corporate Governance Committee, which now consists of only independent non-executive directors. The chairman of the board is not a member of this committee;
- had the election of the members of the committee approved by shareholders at the Annual General meeting held in May 2010. The election of the members of the committee will be put before the shareholders annually;
- established a separate committee dealing with issues pertaining to risk and information technology governance, the Risk and Information Integrity Committee, which is now functional, and had approved its terms of reference by the board of AngloGold Ashanti;
- reviewed and revamped the company's ethics policy and launched the Code of Business Principles and Ethics (Our Code) on 26 October 2010. Roll-out of and training in Our Code commenced in November 2010 and will continue throughout the organisation over an 18-month period. Our Code is a public statement of how AngloGold Ashanti does

business. It clarifies the expectations and accountabilities for the conduct of AngloGold Ashanti's business;
- moved towards integrating sustainability with the annual report;
- implemented procedures towards combined assurance with full compliance by 2011 year-end;
- reviewed and approved the plans for both internal and external audits; and
- implemented the performance review of the Head of Internal Audit by the Audit and Corporate Governance Committee.

2010 suite of annual reports

The committee has:
- reviewed and discussed the audited **Annual Financial Statements** as included in the CD distributed with this document with the external auditors, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer;
- reviewed significant adjustments resulting from external audit queries and approved any unadjusted audit differences;
- received and considered reports from the internal auditors; and
- reviewed the contents of the **Annual Review** to be posted to shareholders.

In addition the committee evaluated:
- the capacity and performance of the financial management team;
- the independence and performance of the Internal Audit; and
- the independence of the external auditors and were satisfied that they were independent.

The committee concurs with and accepts the external auditors' report on the annual financial statements and has recommended the approval thereof to the board. The board has subsequently approved the financial statements, which will be open for discussion at the forthcoming annual general meeting.

In addition, the committee has:
- reviewed the separately prepared **Sustainability Report**; and
- reviewed the separately prepared **Mineral Resource and Ore Reserve Report.**

The committee has taken all actions necessary to ensure the accuracy of the information and after due consideration recommended the approval of both the Sustainability Report and the Mineral Resource and Ore Reserve Report to the board. The board has subsequently approved these documents, which are available in hard copy format on request from the contact persons as detailed on page 84 or electronically from the company's website at www.anglogoldashanti.com.

Further to overseeing the publication of the above reports, the Audit and Corporate Governance Committee reviews and recommends the following reports, prepared in accordance with US GAAP, to the board for approval as well as for submission to the United States Securities and Exchange Commission (SEC):
- the annual report on Form 20-F. The 2010 annual report on Form 20-F will be filed with the SEC by no later than 30 June 2011; and
- the Form 6-K quarterly reports.

The company is putting in place the processes necessary to ensure that an integrated report will be available for distribution to shareholders for the 2011 financial year.

Prof. L W Nkuhlu
Chairman: Audit and Corporate Governance Committee
11 March 2011

CFO's report

– a summary

Successfully meeting
our financial
objectives

Executive summary

The financial objectives for 2010 as included in the 2009 CFO's report were:

- **maximising margins and cash generation** in the business;
- **continuing with opportunistic reductions to the hedge book** to further improve participation in a gold price rally; and
- **introducing more tenor** into the statement of financial position whilst **refinancing the group's $1.15bn revolving credit facility** before December 2010.

We are pleased to report that **all three of the above financial objectives were successfully met in 2010**, thereby ensuring that AngloGold Ashanti finished the year 2010 in a stronger financial position.

First, starting with **maximising margins and cash generation** in the business - stronger gold prices, (albeit partially mitigated by cost pressures and stronger local currencies), steady production performance, greater exposure to spot prices, elimination of the hedge-book during the last quarter of 2010 and a lower than anticipated capital spend, helped us deliver

on this objective. The operating cash flow (a measure to show funds available to meet capital expenditure, financing and dividend requirements) amounted to $1.7bn for the year. Free cash flow (a measure to show funds available to meet dividends) amounted to $525m for the year. These measures increased by 28% and 169% respectively on 2009 levels. In addition $134m was realised from the sale of non-core assets – Tau Lekoa and a 10% equity stake held in B2Gold Corporation. Our adjusted headline earnings for 2010 rose to $787m from $708m in 2009, an increase of $79m or 11%. Our returns on net capital employed and on equity for 2010 were 16.0% and 19.9% respectively, above the group's strategic target of delivering a 15% return through the cycle. All of the above numbers exclude the cost of the accelerated hedge buy-back that was completed in 2010 and which is dealt with separately below.

Turning to the **second objective of hedge book reduction**, we completed the final phase of the hedge buy-back programme in the third and fourth quarter of 2010, which saw the elimination of the residual 3.0Moz at an after tax impact of $2.5bn. With this elimination, AngloGold Ashanti is no longer obliged to deliver a significant portion of its annual production for years 2011 to 2014 at deeply discounted prices and will now enjoy full exposure to spot gold prices going forward, with consequential benefits of improved earnings, cash flow and debt carrying capacity. In order to ensure that the group's financial position is not constrained, the hedge take-out was funded with an optimum balance of equity, mandatory convertible bonds and debt. Approximately 60% ($1.5bn) of the cost of the hedge take-out was funded using equity and mandatory convertible bonds, with approval from shareholders. The balance of 40% was funded from a combination of cash and debt facilities.

In addition to the equity raisings referred to above, we implemented a comprehensive refinancing plan in March and April of 2010, **to address the tenor and mix of our debt, in order to meet the third and final financial objective, as follows:**
- Secured international investment grade credit ratings from both Moody's Investors Service and Standard & Poors;
- Raised $1.0bn of long-term money in the form of two rated international bonds at competitive rates – 30-year $300m and 10-year $700m, and applied the proceeds to eliminate the amounts drawn under the $1.15bn revolving credit facility; and
- Obtained a new four year $1.0bn revolving credit facility from a syndicate of international banks at competitive rates, in order to provide the group with liquidity.

The group's debt profile now comprises an optimum mix of both sources (bank facilities, rated bonds and convertible bonds) and tenor (short-, medium- and long-term money) whilst providing sufficient liquidity and flexibility that is required in order to ensure that the project pipeline is not compromised.

Now turning to the **2010 performance, some of the key financial performance metrics include**:
- **Gold production:** 4.52Moz (within guidance provided at the start of 2010 of 4.5Moz – 4.7Moz);
- **Average US dollar spot price:** $1,227/oz (26% higher than previous year, but partly eroded in the case of AngloGold Ashanti by a 5.5% discount to spot, until elimination of the hedge book);

- **Total cash costs:** $638/oz (within exchange rate adjusted guidance). Given the relationship between US dollar gold prices and US dollar-denominated costs, unit costs were 24% higher than last year, due to inflation, currency strength, higher royalties and deferred stripping costs;
- **Adjusted headline earnings (excluding accelerated hedge buy backs):** $787m or 212 US cents per share;
- **Adjusted headline loss (including cost of accelerated hedge buy backs):** loss of $1.76bn or loss of 473 US cents per share;
- **Net profit attributable to equity shareholders:** $76m (2009: net loss of $320m);
- **Operating cash flow:** $1.7bn;
- **Free cash flow** (pre-dividends to shareholders): $525m plus $134m from non-core asset sales;
- **Hedge book** remaining as at 31 December 2010: Nil;
- **Net debt** (excluding mandatory convertible bonds) as at 31 December 2010: $1.3bn, despite funding 40% of the accelerated hedge take out;
- **Return on net capital employed:** 16.0%;
- **Return on shareholder's equity:** 19.9%; and
- **Dividend** declared per ordinary share: 145 South African cents (approximately 20 US cents per share), 12% higher than the previous year.

Looking ahead to **2011, our three key financial objectives are:**
- Ensuring that the **benefits of the hedge book elimination are captured** in improved earnings and cash generation;
- **Maintaining** our international investment grade **credit ratings**; and
- **Maintaining a prudent statement of financial position**, whilst at the same time not compromising the project pipeline of the group and returns to shareholders.

CFO's report
– a summary

One-year forecast – 2011

AngloGold Ashanti's annual production guidance for 2011 is 4.55Moz to 4.75Moz. Capital expenditure for 2011 is estimated to range between $1.5bn and $1.6bn.

For the year ended 31 December 2011	Forecast production	Expected total cash cost	Forecast capital expenditure
	000oz	$/oz [1]	$m [2]
South Africa [3]	1,717 – 1,792	624 – 647	600
Ghana	490 – 511	783 – 813	176
Guinea	270 – 281	693 – 719	36
Mali	236 – 246	784 – 814	25
Namibia	83 – 87	921 – 955	10
Tanzania	485 – 506	631 – 655	66
Australia	344 – 360	881 – 914	158
Argentina	190 – 198	536 – 556	66
Brazil	435 – 455	515 – 535	279
United States	300 – 314	547 – 567	72
Democratic Republic of the Congo	–	–	84
Other	–	–	27
AngloGold Ashanti	**4,550 – 4,750**	**660 – 685**	**1,599**

[1] Based on the following assumptions: R7.11/$, A$/$0.98, BRL1.70/$ and Argentinean peso 4.12/$; Brent crude at $95 per barrel.

[2] Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.

[3] In South Africa, production assumes stable power supply from Eskom at 48c/Kwh.

Other illustrative estimates

	Outlook 2011
Depreciation and amortisation	$810m
Corporate, marketing, Project ONE and capacity building costs	$275m
Expensed exploration and prefeasibility costs (including equity accounted associates and joint ventures of $30m)	$325m
Interest and finance costs (income statement)	$205m
Interest and finance costs (cash flow)	$145m

Srinivasan Venkatakrishnan
Chief Financial Officer
11 March 2011

Approvals and assurances

AngloGold Ashanti's suite of 2010 annual reports, as included on the attached CD, has been reviewed and assured as follows:

Annual Financial Statements 2010
- The annual financial statements for the year ended 31 December 2010 were approved by the board of directors on 11 March 2011.
- Ernst & Young Inc., the independent auditors, have audited the annual financial statements as disclosed in their unqualified report.

Mineral Resource and Ore Reserve Report 2010
- The Mineral Resource and Ore Reserve information as included in the Annual Financial Statements 2010 was approved by the board of directors on 11 March 2011.
- The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for the Mineral Resource and Ore Reserve Report 2010.

Sustainability Report 2010
- The Sustainability Report 2010 was approved by the board of directors on 11 March 2011.
- Ernst & Young Inc. provided an independent assurance as detailed in the online supplementary information.

Secretary's certificate

In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a widely held company in terms of the Act, and that all such returns are true, correct and up to date.

Lynda Eatwell
Company Secretary
Johannesburg
11 March 2011

Five-year summaries

For the year ended 31 December

Summarised group financial results – income statement

US Dollar million		2010	2009	2008	2007	2006
Gold income		5,334	3,768	3,619	3,002	2,646
Cost of sales		(3,550)	(2,813)	(2,728)	(2,458)	(2,138)
Loss on non-hedge derivatives and other commodity contracts		(702)	(1,533)	(297)	(792)	(231)
Gross profit (loss)		1,082	(578)	594	(248)	277
Corporate administration, marketing and other expenses		(220)	(164)	(144)	(144)	(100)
Exploration costs		(198)	(150)	(126)	(117)	(58)
Other operating expenses		(20)	(8)	(6)	(20)	(20)
Special items		(126)	691	(1,538)	(13)	(7)
Operating profit (loss)		518	(209)	(1,220)	(542)	92
Dividend received from other investments		–	–	–	2	–
Interest received		43	54	66	43	31
Exchange gain (loss)		3	112	4	(1)	(5)
Fair value adjustment on option component of convertible bonds		(1)	(33)	25	47	16
Fair value loss on mandatory convertible bonds		(55)	–	–	–	–
Finance costs and unwinding of obligations		(166)	(139)	(114)	(120)	(116)
Share of equity accounted investments' profit (loss)		63	94	(138)	35	115
Profit (loss) before taxation		405	(121)	(1,377)	(536)	133
Taxation		(276)	(147)	197	(101)	(146)
Profit (loss) after taxation from continuing operations		129	(268)	(1,180)	(637)	(13)
Discontinued operations						
Profit (loss) from discontinued operations		–	–	25	1	(2)
Profit (loss) for the year		129	(268)	(1,155)	(636)	(15)
Allocated as follows						
Equity shareholders		76	(320)	(1,195)	(668)	(45)
Non-controlling interests		53	52	40	32	30
		129	(268)	(1,155)	(636)	(15)
Other financial data						
Adjusted gross (loss) profit	$m	(1,191)	412	(384)	835	884
Adjusted gross margin	%	(51)	13	(16)	25	29
Headline earnings (loss)	$m	122	(852)	(30)	(648)	(82)
Adjusted headline (loss) earnings	$m	(1,758)	(50)	(897)	278	411
Adjusted headline earnings excluding hedge buy-back costs	$m	787	708	19	278	411
EBITDA excluding hedge buy-back costs	$m	1,897	1,663	1,131	1,224	1,409
EBITDA margin excluding hedge buy-back costs	%	38	41	33	37	47
Interest cover	times	16	14	10	11	13
Profit (loss) per ordinary share						
Basic	US cents	20	(89)	(377)	(237)	(16)
Diluted	US cents	20	(89)	(377)	(237)	(16)
Headline	US cents	33	(236)	(9)	(230)	(30)
Adjusted headline (loss) earnings per ordinary share	US cents	(473)	(14)	(283)	99	151
Dividends per ordinary share	US cents	20	17	11	19	62
Weighted average number of shares	million	372	361	317	281	273
Issued shares at year-end	million	384	366	357	282	280

Summarised group financial results – statement of financial position

US Dollar million		2010	2009	2008	2007	2006
Assets						
Tangible and intangible assets		**6,374**	5,996	4,493	7,041	6,329
Cash and cash equivalents		**575**	1,100	575	477	471
Other assets		**2,583**	2,691	2,992	2,190	2,022
Total assets		**9,532**	9,787	8,060	9,708	8,822
Equity and liabilities						
Total equity		**4,113**	3,030	2,511	2,442	3,047
Borrowings		**2,704**	1,931	1,933	1,848	1,448
Deferred taxation		**900**	753	617	1,042	1,093
Other liabilities		**1,815**	4,073	2,999	4,376	3,234
Total equity and liabilities		**9,532**	9,787	8,060	9,708	8,822
Non-GAAP financial data						
Equity		**4,987**	3,030	2,511	2,442	3,047
Net debt		**1,288**	868	1,283	1,318	1,015
Net asset value – per share	US cents	**1,299**	828	702	867	1,087
Net tangible asset value – per share	US cents	**1,248**	779	661	718	946
Market capitalisation		**18,767**	14,555	9,795	11,878	13,008
Financial ratios						
Return on equity excluding hedge buy-back costs	%	**20**	26	1	10	14
Net debt to equity	%	**26**	29	51	54	33
Exchange rates						
Rand/dollar average exchange rate		**7.30**	8.39	8.25	7.03	6.77
Rand/dollar closing exchange rate		**6.57**	7.44	9.46	6.81	7.00
Australian dollar/dollar average exchange rate		**1.09**	1.26	1.17	1.19	1.33
Australian dollar/dollar closing exchange rate		**0.98**	1.12	1.44	1.14	1.27
Brazilian real/dollar average exchange rate		**1.76**	2.00	1.84	1.95	2.18
Brazilian real/dollar closing exchange rate		**1.67**	1.75	2.34	1.78	2.14

Five-year summaries

For the year ended 31 December

Summarised group financial results – statement of cash flows

US Dollar million		2010	2009	2008	2007	2006
Cash flows from operating activities						
Cash generated from operations		**1,714**	1,345	632	983	1,132
Cash utilised by discontinued operations		**–**	–	(1)	(2)	(1)
Dividends received from equity accounted investments		**143**	101	78	65	85
Taxation paid		**(188)**	(147)	(125)	(180)	(110)
Cash utilised for hedge buy-back costs		**(2,611)**	(797)	(1,113)	–	–
Net cash (outflow) inflow from operating activities		**(942)**	502	(529)	866	1,106
Cash flows from investing activities						
Capital expenditure		**(973)**	(1,019)	(1,194)	(1,015)	(811)
Net (payments) proceeds from acquisition and disposal of mines, subsidiaries, associates and joint ventures		**(44)**	(354)	10	1	9
Net proceeds (payments) from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets		**95**	1,132	82	(13)	46
Interest received		**32**	55	67	35	24
Net loans (advanced) repaid		**(6)**	1	–	–	5
Decrease (increase) in cash restricted for use		**25**	(10)	(6)	(25)	(3)
Other investing activities		**–**	–	–	2	1
Net cash outflow from investing activities		**(871)**	(195)	(1,041)	(1,015)	(729)
Cash flows from financing activities						
Net proceeds from share issues		**778**	295	1,668	34	507
Net borrowings proceeds (repaid)		**648**	43	239	323	(394)
Finance costs paid		**(115)**	(111)	(93)	(72)	(82)
Dividends paid		**(117)**	(56)	(58)	(144)	(132)
Net cash inflow (outflow) from financing activities		**1,194**	171	1,756	141	(101)
Net (decrease) increase in cash and cash equivalents		**(619)**	478	186	(8)	276
Translation		**105**	47	(88)	14	(2)
Cash and cash equivalents at beginning of year		**1,100**	575	477	471	197
Cash and cash equivalents at end of year [1]		**586**	1,100	575	477	471
Other financial data						
Operating cash flow [2]		**(1,665)**	(104)	(1,069)	336	633
Cash generated to cash invested	times	**1.2**	2.3	0.6	0.7	1.6

[1] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.

[2] Includes hedge buy-back costs (2008 to 2010).

Summarised group operating results

		2010	2009	2008	2007	2006
Underground operations						
Metric tonnes milled	000	**11,092**	11,944	12,335	13,112	13,489
Yield	g/t	**6.66**	6.41	6.89	6.99	7.20
Gold produced	000 oz	**2,374**	2,461	2,734	2,948	3,123
Surface and dump reclamation						
Metric tonnes treated	000	**11,081**	12,779	11,870	12,429	12,414
Yield	g/t	**0.55**	0.51	0.42	0.49	0.50
Gold produced	000 oz	**196**	208	161	197	201
Open-pit operations						
Metric tonnes mined	000	**159,352**	167,000	175,999	172,487	173,178
Stripping ratio [1]		**5.02**	5.58	5.24	4.48	4.82
Metric tonnes treated	000	**26,028**	25,582	25,388	25,312	26,739
Yield	g/t	**1.95**	1.96	2.12	2.34	2.14
Gold produced	000 oz	**1,631**	1,609	1,734	1,904	1,843
Heap-leach operations						
Metric tonnes mined	000	**67,194**	57,456	54,754	59,720	63,519
Metric tonnes placed [2]	000	**21,963**	19,887	23,462	22,341	23,329
Stripping ratio [1]		**2.17**	1.94	1.43	1.77	1.83
Recoverable gold placed [3]	kg	**10,949**	12,958	14,496	16,242	18,162
Yield [4]	g/t	**0.50**	0.65	0.62	0.73	0.78
Gold produced	000 oz	**314**	321	353	428	468
Total gold produced	000 oz	**4,515**	4,599	4,982	5,477	5,635
– South Africa		**1,785**	1,797	2,099	2,328	2,554
– Continental Africa		**1,492**	1,585	1,631	1,655	1,779
– Australasia		**396**	401	433	600	465
– Americas		**842**	816	819	894	837
Average price received [5]	$/oz sold	**561**	751	485	629	577
Total cash costs	$/oz produced	**638**	514	444	357	308
Total production costs	$/oz produced	**816**	646	567	476	414
Capital expenditure	$m	**1,015**	1,027	1,201	1,059	817
Monthly average number of employees		**62,046**	63,364	62,895	61,522	61,453
AIFR		**11.50**	12.88	16.66	20.95	22.83
FIFR		**0.10**	0.09	0.09	0.21	0.22

Definitions

[1] Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.

[2] Tonnes placed onto leach pad.

[3] Recoverable gold placed onto leach pad inventory.

[4] Recoverable gold placed/tonnes placed.

Comments

[5] Average gold price received negatively impacted by the reduction of the hedge book in the three years from 2008 to 2010.

Scorecard 2010

Delivering
on our
commitments

Objectives – 2009	Progress – 2010
Achieve longer-term tenor in the balance sheet	Received international investment-grade credit ratings from Moody's and S&P in April 2010 which allowed the issue of $700m 10-year bonds and $300m 30-year bonds. Three-year mandatory convertible bonds for $789m issued in September.
Refinance revolving credit facility	Four-year, $1bn revolving credit facility secured with syndicate of 16 banks in April.
Opportunistically reduce hedge book	Hedge book eliminated on 7 October 2010, thus providing full exposure to the gold price for AngloGold Ashanti shareholders, and enhancing profitability and cash flow by ending discounted gold sales.
Roll-out Safety Transformation Project	Safety Transformation Project launched in Johannesburg in May, outlining the AngloGold Ashanti Safety Blueprint and Safety Framework. Twenty two Global Safety Standards have been signed off by the business, and the development of guidelines to support their implementation is under way. Concepts from the guidelines on Hazard and Risk Management and Incident Management have been embedded into the design of the Business Process Framework.

Accelerate Project ONE roll-out	Implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. There are currently 145 people engaged in the roll-out of the programme and early successes at Geita and the Mponeng Plant were followed with encouraging initial successes at the more complex South African underground operations.
Reposition South African operations	Robbie Lazare appointed Executive Vice President: South Africa to lead the repositioning of those assets. A `three-horizon' strategy was adopted to ensure their immediate turnaround, to optimise operating processes and the configuration of the assets; and to look to technological breakthroughs to secure their long-term future.
Continue operational recoveries at Geita, Obuasi	Geita continued on its upward trajectory, improving production by 31% and reducing costs by 19%. The platform has been set for further gains in 2011. Obuasi remains a challenge, with below-par development rates and ore-pass hang-ups affecting production and costs. Production was also affected by the suspension of operations in the first quarter in order to address water balance issues. Learning from the experience at Geita, a multi-disciplinary task team has been appointed to lead the recovery at Obuasi and create a strong foundation for this large, world-class gold deposit.
Entrench recoveries in Brazil and Argentina	AGA Mineração and Cerro Vanguardia entrenched their position as AngloGold Ashanti's lowest-cost mines. Their expansions progressed after receiving approval from the board.
Ensure Cripple Creek & Victor recovery	A revised pad-stacking strategy, which saw higher-grade ore placed closer to the pad lining to improve production, yielded good results with the mine posting a strong recovery. As in South America, the base is set for expansion with studies under way to test the viability of installing a high-grade milling circuit to further boost production.
Progress projects through development pipeline	The board approved its first greenfield project in more than a decade with the go-ahead for the development of the Tropicana deposit in Australia. The development of the Córrego do Sítio deposit, in Brazil, was also approved, while prefeasibility studies progressed for the Gramalote project in Colombia, and feasibility studies for the Kibali and Mongbwalu projects in the Democratic Republic of the Congo were advanced.
Advance exploration targets	Conceptual studies and resource definition are under way at Boston Shaker and Havana Deeps targets in the Tropicana belt, La Colosa, Quebredona, Rio Dulce and Salvajina in Colombia, as well as Hutite in North Africa. Drill testing is under way at Malrok and Kanosak in Canada, LaMbouli in Gabon and at the Vulu and Tango sites in the Solomon Islands.
Build Colombia's resource potential	Drilling resumed at the La Colosa site in Colombia in August, bringing welcome progress to the gold industry's most significant virgin discovery of recent times.

Review of operations

AngloGold Ashanti –

unparalleled
diversity, unmatched
growth options



Mali
Morila	95,000oz
Sadiola	118,000oz
Yatela	60,000oz

United States
Cripple Creek & Victor	233,000oz

Australia
Sunrise Dam	396,000oz

Guinea
Siguiri	273,000oz

Ghana
Iduapriem	185,000oz
Obuasi	317,000oz

Brazil
Serra Grande	77,000oz
AGA Mineração	338,000oz

Tanzania
Geita	357,000oz

Namibia
Navachab	86,000oz

Argentina
Cerro Vanguardia	194,000oz

South Africa

Vaal River
Great Noligwa	132,000oz
Kopanang	305,000oz
Moab Khotsong	292,000oz
Tau Lekoa [1]	63,000oz
Surface operations	179,000oz

West Wits
Mponeng	532,000oz
Savuka	22,000oz
TauTona	259,000oz

● ▬▬ Operations

[1] *Sold effective 1 August 2010.*

Introduction

AngloGold Ashanti, a global gold mining company with 20 operations on four continents, employed 62,046 people, including contractors, and produced 4.52Moz of gold in 2010.

The group's operations are divided into the following regions:
- South Africa – includes operations in South Africa;
- Continental Africa – includes operations in Ghana, Guinea, Mali, Namibia and Tanzania;
- Australasia – includes the operation in Australia; and
- Americas – includes operations in Argentina, Brazil and the United States.

In addition, the company conducts a focused worldwide exploration programme. In the course of mining and processing the ore mined, by-products such as silver, uranium oxide and sulphuric acid occur at the Argentinean, South African and Brazilian operations respectively.

Gold production by region



■ South Africa	39%
■ Continental Africa	33%
■ Americas	19%
■ Australasia	9%

Group production by mining type



■ Underground	53%
■ Open pit	36%
■ Heap leach	7%
■ Surface	4%

Group gold production (000oz)



08	4,982
09	4,599
10	4,515

4,515 000oz

Group cash costs ($/oz)



08	444
09	514
10	638

$638 /oz

Group production costs ($/oz)



08	567
09	646
10	816

$816 /oz

Group capital expenditure ($m)



08	1,201
09	1,027
10	1,015

$1,015 m

Operations at a glance

For the year ended 31 December

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)		
Operation	2010	2009	2008	2010	2009	2008	2010	2009	2008
South Africa							**1,785**	1,797	2,099
Vaal River									
Great Noligwa	0.7	0.9	1.4	5.99	5.73	7.33	132	158	330
Kopanang	1.6	1.6	1.6	6.13	6.74	6.82	305	336	362
Moab Khotsong	1.0	0.8	0.6	9.03	9.36	9.31	292	247	192
Tau Lekoa	0.6	1.2	1.2	3.32	3.32	3.58	63	124	143
Surface operations	10.2	9.7	7.9	0.54	0.53	0.36	179	164	92
West Wits									
Mponeng	1.7	1.9	1.9	9.48	8.66	10.02	532	520	600
Savuka	0.1	0.2	0.3	5.30	5.45	6.28	22	30	66
TauTona [1]	1.1	1.5	1.6	7.01	7.29	8.66	259	218	314
Continental Africa							**1,492**	1,585	1,631
Ghana									
Iduapriem	3.4	3.4	3.5	1.70	1.72	1.76	185	190	200
Obuasi [1]	2.6	4.6	5.6	5.16	5.18	4.37	317	381	357
Guinea									
Siguiri (85%)	8.8	8.8	8.6	0.97	1.11	1.20	273	316	333
Mali									
Morila (40%)	1.7	1.7	1.7	1.70	2.47	3.08	95	137	170
Sadiola (41%) [2]	1.8	1.7	1.6	2.04	2.52	3.42	118	135	172
Yatela (40%) [3]	1.2	1.1	1.1	1.23	3.62	2.66	60	89	66
Namibia									
Navachab	1.5	1.3	1.5	1.80	1.58	1.43	86	65	68
Tanzania									
Geita	4.7	4.5	4.3	2.36	1.89	1.92	357	272	264
Australasia							**396**	401	433
Australia									
Sunrise Dam [4]	3.6	3.9	3.8	3.22	2.87	3.46	396	401	433
Americas							**842**	816	819
Argentina									
Cerro Vanguardia (92.5%)	1.0	0.9	0.9	6.11	6.51	5.44	194	192	154
Brazil									
AGA Mineração [1]	1.6	1.5	1.4	7.21	7.02	7.62	338	329	320
Serra Grande (50%)	0.6	0.5	0.4	4.05	4.52	6.85	77	77	87
United States									
Cripple Creek & Victor [3]	20.6	18.7	22.1	0.43	0.46	0.49	233	218	258
AngloGold Ashanti							**4,515**	4,599	4,982

[1] The yields of TauTona, Obuasi and AGA Mineração represent underground operations.

[2] Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.

[3] The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.

[4] The yield of Sunrise Dam represents open-pit operations.

Operation	Total cash costs ($/oz)			Attributable capital expenditure ($m)		
	2010	2009	2008	2010	2009	2008
South Africa	**598**	466	362	**424**	385	337
Vaal River						
Great Noligwa	**884**	794	458	**24**	24	26
Kopanang	**613**	406	348	**61**	58	47
Moab Khotsong	**588**	424	379	**120**	104	89
Tau Lekoa	**921**	718	533	**10**	17	18
Surface operations	**485**	341	440	**3**	3	–
West Wits						
Mponeng	**453**	329	249	**122**	109	86
Savuka	**1,100**	1,115	411	**9**	13	11
TauTona	**700**	559	374	**75**	57	60
Continental Africa	**712**	608	543	**234**	198	262
Ghana						
Iduapriem	**666**	516	525	**17**	28	54
Obuasi	**744**	630	633	**109**	94	112
Non-controlling interests and exploration	**–**	–	–	**1**	2	2
Guinea						
Siguiri (85%)	**643**	519	466	**10**	22	18
Non-controlling interests and exploration	**–**	–	–	**2**	4	4
Mali						
Morila (40%) [1]	**715**	527	419	**1**	4	1
Sadiola (41%) [1] [2]	**650**	488	399	**8**	4	3
Yatela (40%) [1]	**807**	368	572	**2**	1	3
Namibia						
Navachab	**727**	622	534	**14**	20	12
Tanzania						
Geita	**777**	954	728	**38**	19	53
Democratic Republic of the Congo						
Kibali (45%) [1]	**–**	–	–	**30**	–	–
Other	**–**	–	–	**2**	–	–
Australasia	**982**	662	552	**40**	177	439
Boddington (33.33%)	**–**	–	–	**–**	146	419
Sunrise Dam	**957**	646	531	**29**	31	19
Tropicana (70%)	**–**	–	–	**10**	–	–
Exploration and other	**–**	–	–	**1**	–	1
Americas	**432**	362	381	**311**	258	154
Argentina						
Cerro Vanguardia (92.5%)	**366**	355	608	**38**	17	15
Non-controlling interests and exploration	**–**	–	–	**3**	1	1
Brazil						
AGA Mineração	**407**	339	300	**142**	84	69
Serra Grande (50%)	**481**	406	294	**26**	33	20
Non-controlling interests and exploration	**–**	–	–	**29**	36	22
United States						
Cripple Creek & Victor	**493**	376	309	**73**	87	27
Other	**–**	–	–	**6**	9	9
Sub-total				**1,015**	1,027	1,201
Equity accounted investments included above				**(42)**	(8)	(8)
AngloGold Ashanti	**638**	514	444	**973**	1,019	1,193

[1] Equity-accounted investments.
[2] Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.

Ethics and governance

Giving

effect

to our

values

Acting in compliance with our values and standards is integral to the way we operate. This section describes how our values are put into practice through the company's various governance structures, as well as through our Code of Business Principles and Ethics, which is integral to the application of our values throughout the company.

Governance structures

AngloGold Ashanti has a 10-member board that includes eight non-executive directors, all of whom are independent as defined by relevant corporate governance codes and two executive directors, the Chief Executive Officer and the Chief Financial Officer. The Nominations Committee is responsible for identifying, assessing and recommending suitable candidates for appointment to the board.

Board mandate

The mandate of the board is to set strategy and provide organisational oversight of the company. Various board committees, each of which is chaired by an independent non-executive director, deal with aspects of the board's functions, including social, economic and environmental performance.

These committees have clear mandates and report quarterly to the board. They receive detailed management reports on key issues quarterly and, if required, can call on services of external professionals to advise them.

Conflicts of interest

A key governance risk is the potential for conflict of interest. Board members declare all outside interests at the start of their tenure, including where no conflict arises. On appointment, board members are made aware that the board has to sanction any outside appointments that might occur during their tenure and a quarterly statement relating to conflict of interest is requested from each board member to ensure that any changes are notified. Directors recuse themselves from any discussion where they may have an actual, perceived or potential conflict as adjudged by the board.

Conflict of interest policies for employees are set out in AngloGold Ashanti's Code of Business Principles and Ethics, as revised in 2010, and these require declarations of interest at the outset of employment, with provision for annual updates and notification when circumstances change or if conflicts arise.

Oversight of board and sustainability performance

The Safety, Health and Sustainable Development, Audit and Corporate Governance and Transformation and Human Resources Development committees of the board are the bodies which most regularly review sustainability performance. The chairman of the Audit and Corporate Governance Committee has been appointed to the Safety, Health and Sustainable Development Committee to ensure consistency of oversight and reporting between these two committees.

For the 2010 financial year, the board evaluation process has been conducted by way of a self-assessment. From 2011, however, the effectiveness of the board will be assessed in conjunction with an external party, which will undertake board evaluations on the basis of jointly developed criteria. These criteria for evaluating board performance include the ability to successfully assess, monitor and mitigate risk, including risks relating to sustainability issues.

Code of Business Principles and Ethics

During 2010, the Code of Business Principles and Ethics, which is based on our vision, mission and values, was revised and approved by the board on 10 August 2010. External and internal engagement was undertaken as part of the development process and the draft code was benchmarked, both internally and externally.

The Code of Business Principles and Ethics has been branded 'Our Code'. Our Code contains standards, provides direction and sets forth principles that must guide the company's conduct internally and its interactions with business partners, the communities in which it operates as well as with the general public. It also summarises important company policies and procedures, focuses attention on key ethical considerations, spells out prohibited conduct and is intended to foster a culture of high performance, with intergrity.

The provisions of Our Code apply to all directors, employees (both full and part time) of AngloGold Ashanti, all companies within the AngloGold Ashanti group including service organisations, managed joint ventures, representatives and to the extent reasonable and practicable, the company's business and social partners.

Non-compliance with the code is a key business risk and mechanisms to ensure compliance and bring to light potential infringements therefore receive significant attention. An independently operated 'whistle blowing' hotline is already well established and has its own website and web address. A telephone service through which tip-offs can be processed is available in the company's major operating languages on a 24/7 basis.

Our Code which was formally launched on 25 November 2010, is to be rolled out throughout the company over the next 18 months, and a communications and training programme will seek to integrate its principles into the business. A company-wide training programme will be undertaken and each employee has been asked to acknowledge receipt of Our Code to reinforce personal accountability. A summary version of Our Code has been produced, translation into the company's main operating languages is under way and compliance champions in each operating region are being identified.

The board will receive quarterly reports on the application of Our Code and, in 2011, external assurance will be introduced to assess the roll out Our Code, the training offered and responses to confidential tip-offs raised through the whistle-blowing process.

South African Employment Equity Act of 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour on 28 October 2010, covering the period 1 August 2009 to 31 July 2010. A copy of this report is included on the CD attached to this annual review and is also available on the AngloGold Ashanti report website, www.aga-reports.com.

Statement of compliance

Committed to **best practice** in corporate governance

AngloGold Ashanti's mission is to create value for all those who have a stake in the company's business. In order to achieve this, the company has been and continues to be committed to the highest standards of corporate governance, guided by the principles of sustainable business, which means engaging in business practices that will enable the company to safely and responsibly explore, mine and market gold and associated products. The description of our corporate governance systems and practices in the pages that follow explains how the company has lived up to that commitment during the 2010 financial period.

Corporate governance achievements during 2010 and targets for 2011

In line with its commitment to maintain the highest standards in corporate governance and to achieve compliance with new principles recommended in the King III Code (King III), certain corporate governance targets were set and communicated to shareholders in the Annual Financial Statements 2009. Below are the targets set for and those achieved in 2010, as well as explanations for the non-achievement of targets:

No.	Targets set at the end of 2009 to be achieved in 2010	Achievements/reasons for non-achievement	Targets for 2011
1	Update board charter to incorporate new requirements of the Companies Act 71 of 2008 and recommendations of King III.	The implementation of the Companies Act 71 of 2008 has been delayed.	The board charter will be updated in 2011, as soon as the Act becomes effective, to bring its contents in line with other developments in corporate governance and internal changes within AngloGold Ashanti.

No.	Targets set at the end of 2009 to be achieved in 2010	Achievements/reasons for non-achievement	Targets for 2011
2	Update the board induction pack to include developments in legislation and corporate governance.	The board induction pack was updated to include certain developments in corporate governance, legislation and internal changes within AngloGold Ashanti. The induction pack served as a guide to the induction of non-executive directors appointed during 2010 and also as a reference document for the directors.	Undertake further changes and updates to the information contained in the induction pack, as required.
3	Update the terms of reference of the Audit and Corporate Governance Committee to include new requirements of the Companies Act 71 of 2008 and the new requirements of King III.	The terms of reference were updated to include provisions of King III that were new to the company's corporate governance practices. Most of the new principles in King III were premised on the coming into effect of the Companies Act in 2010. To that extent, certain provisions of the Act have been complied with ahead of their effective date.	Further revisions will be effected to the terms of reference once the Companies Act comes into effect and as and when other developments in corporate governance are effective.
4	Complete the process of restructuring the board and certain committees, including succession planning to achieve a better balance in skills and knowledge and improve board performance.	Restructuring of the board continued in 2010. Three directors, including the former board chairman retired at the annual general meeting held on 7 May 2010 and were replaced by three new directors, including a new chairman. A number of changes were made to the membership of board committees during the year.	Further restructuring of the board and its committees to achieve the desired balance in skills and knowledge is expected in 2011.
5	Update board and committee annual appraisal forms to ensure that key performance indicators are in line with the company's strategic objectives. This is expected to improve assessment outcomes and board delivery.	The forms were updated and applied in the board and committees' self-performance evaluations to be finalised in March 2011.	Further amendments may be made in line with new corporate governance regulations and the company's own performance expectations.
6	Review of risk management and information technology governance by putting in place improved structures to oversee these functions in line with recommendations of King III and the group's strategic objectives.	A new board committee, the Risk and Information Integrity Committee was established during the year.	The Risk and Information Integrity Committee will become fully functional in 2011 and is expected to put in place further structures, systems and procedures to strengthen risk and information technology governance within the group.

Statement of compliance

No.	Targets set at the end of 2009 to be achieved in 2010	Achievements/reasons for non-achievement	Targets for 2011
7	Continue with initiatives being undertaken under Project ONE, a group-wide improvement project started in 2008.	Project ONE gained increased traction across the organisation during 2010 as its Systems for People (SP) and Business Process Framework (BPF) teams moved aggressively to progress implementation. The global values survey, designed to identify value-based behaviours and to gauge employee engagement, was completed and analysed. Significant progress was made during the year, with the development of a new delivery framework, with clearer corporate and regional roles and accountabilities, which link the SP, BPF and discipline frameworks, including Transformation (or employee equity) and Safety Transformation.	The integration of the SP, BPF and discipline frameworks will continue during 2011 along with the design of appropriate mechanisms to engage employees in the implementation of Project ONE, thereby helping to create sustainable growth in the business. Also of importance for 2011 is a renewed focus on the organisational values programme, using the results of the survey, and on the change management work that informs the ongoing successful roll-out and implementation of Project ONE.

	Additional significant corporate governance achievements during the year	
1	Southern Africa Institute of Chartered Secretaries and the JSE's Annual Report Award.	AngloGold Ashanti received one of the two merit awards in the Top 40 Category.
2	Ernst & Young Excellence in Reporting.	Awarded 5th place in the Ernst & Young Excellence in Reporting for Sustainability.
3	The terms of reference of other committees were revised.	The terms of reference of the following committees were revised and approved by the board during 2010: Safety, Health and Sustainable Development and Transformation and Human Resources Development.
4	Anti-corruption workshop organised.	An anti-corruption workshop was held at corporate office as part of the programme to promote compliance with regulations and to sensitise employees regarding the importance of anti-corruption to the company's governance environment.
5	Launch and roll-out of revised Code of Business Principles and Ethics.	A revised Code of Business Principles and Ethics was approved by the board, launched on 25 November and an 18-month roll-out plan commenced.

Responsibility and accountability for corporate governance

The board of directors of AngloGold Ashanti is ultimately responsible for ensuring that an adequate and effective process of corporate governance is established and maintained. In executing this mandate, the board has set up a corporate governance system that is guided by the company's internal policies and standards and external legislation and regulations as outlined in the following paragraphs. Corporate governance is constantly evolving and AngloGold Ashanti is continuously seeking ways to improve on its corporate governance standards.

Day-to-day responsibility for corporate governance is overseen by AngloGold Ashanti's management, which regularly reports to the various committees of the board. The board chairman and the chairman of the Audit and Corporate Governance Committee play an active role in the corporate governance issues faced by the company through regular interaction with executive directors, senior management and other stakeholders and interested parties, where necessary.

AngloGold Ashanti's corporate governance structure – as at 31 December 2010



Board of directors

Independent non-executive directors
TT Mboweni
TJ Motlatsi (Dr)
FB Arisman
R Gasant
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
S Pityana

Chairman: TT Mboweni (Independent non-executive director)
Deputy chairman: TJ Motlatsi (Dr) (Independent non-executive director)
Chief executive officer: M Cutifani (Executive director)

Executive directors
Chief executive officer:
M Cutifani

Chief financial officer:
S Venkatakrishnan

Board committees

Audit and Corporate Governance Committee
LW Nkuhlu (Prof.)*
FB Arisman
R Gasant

Safety, Health and Sustainable Development Committee
WA Nairn*
FB Arisman
M Cutifani
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Risk and Information Integrity Committee
R Gasant*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
S Venkatakrishnan

Nominations Committee
TT Mboweni*
FB Arisman
R Gasant
TJ Motlatsi (Dr)
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Executive Committee
M Cutifani*
CE Carter
RN Duffy
GJ Ehm
R Largent
RR Lazare
AM O'Neill
TML Setiloane
YZ Simelane
S Venkatakrishnan

Transformation and Human Resources Development Committee
TJ Motlatsi (Dr)*
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana

Investment Committee
FB Arisman*
S Venkatakrishnan
M Cutifani
TT Mboweni
WA Nairn
SM Pityana

Financial Analysis Committee
FB Arisman*
R Gasant
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana

Remuneration Committee
SM Pityana*
FB Arisman
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)

Party Political Donations Committee
TJ Motlatsi (Dr)*
M Cutifani
TT Mboweni
WA Nairn
LW Nkuhlu (Prof)
SM Pityana

Group internal audit

External audit

Laws/regulations/codes
JSE Listings Requirements
Companies Act 61, of 1973
US Securities Act 1933 and 1934
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance (King III)
Employment Equity Act of South Africa
Labour Law
Corrupt Practices Act
Local legislation for companies where the company has operations

Policies/guidelines
Board charter
Directors' induction
Directors' independence
Conflict of interests
Board committees
Terms of reference
Delegation of authority
Insider trading
Compliance
Gifts, hospitality and Disclosures
Code of ethics for senior financial officers
HIV AIDS
Directors' dealings in company securities
Human Resource

Risk management

Finance Committee

Disclosures Committee

Global IT Steering Committee

*Committee chairman

Board of directors and executive management

Directors and management noted for their

expertise
and
experience

Executive directors

Mr M Cutifani (52) (Australian), BE (Min. Eng)

Chief executive officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and as Chief Executive Officer on 1 October 2007. Mark has considerable experience across several mining sectors and operating jurisdictions, having worked extensively in the gold, coal and base metals industries since 1976 in the Americas, Africa, Australia and the Asia Pacific regions. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business. He is currently Vice-President of the South African Chamber of Mines.

Mr S Venkatakrishnan (Venkat) (45) (British), BCom, ACA (ICAI)

Chief financial officer

Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005. Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000.

Non-executive directors

Mr TT Mboweni (51) (South African), BA, MA, (Development Economics)

Chairman and independent non-executive

Tito Mboweni was appointed to the board and as chairman of AngloGold Ashanti on 1 June 2010. Mr Mboweni has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, he was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. The past ten years have cemented his reputation as one of the world's foremost and highly respected Central Bank governors.

Dr TJ Motlatsi (59) (South African), Hon DSoc Sc (Lesotho)

Deputy chairman and independent non-executive

James Motlatsi was appointed to the board of AngloGold Ashanti on 1 April 1998 and deputy chairman on 1 May 2002. James retired from the board on 17 February 2011.

Mr FB Arisman (66) (American), MSc (Finance)

Independent non-executive

Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions prior to his retirement.

Mr R Gasant (51) (South African), CA (SA)

Independent non-executive

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on 12 August 2010. He is the former Chief Executive Officer of Energy Africa Limited and a former finance director of Engen Ltd and sits on the board of South African and international non-public companies in the MTN Group.

Mr F Ohene-Kena (74) (Ghanaian), MSc Engineering, DIC, ACSM

Independent non-executive

Ferdinand (Fred) Ohene-Kena was appointed to the board of AngloGold Ashanti on 1 June 2010. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council. He is the Chairman of the Ghana Minerals Commission and is a member of the President's Economic Advisory Council.

Mr WA Nairn (66) (South African), BSc (Mining Engineering)

Independent non-executive

Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January 2000. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company.

Prof LW Nkuhlu (66) (South African), BCom, CA (SA), MBA (New York University)

Independent non-executive

Wiseman Nkuhlu was appointed to the board on 4 August 2006. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva based International Organisation of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).

Mr SM Pityana (51) (South African), BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology)

Independent non-executive

Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Executive management

In addition to Mr M Cutifani and Mr S Venkatakrishnan, the two executive directors, the following make up the Executive Committee:

Dr CE Carter (48), BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy and Organisational Effectiveness

Mr RN Duffy (47), BCom, MBA
Executive Vice President – Continental Africa

Mr GJ Ehm (54), BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia

Mr RW Largent (50), BSc (Min. Eng), MBA
Executive Vice President – Americas

Mr RL Lazare (54), BA, HED, DPLR, SMP
Executive Vice President – South Africa

Mr AM O'Neill (53), BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development

Mr TML Setiloane (51), FAE, BSc (Mech Eng)
Executive Vice President – Business Sustainability

Ms YZ Simelane (45), BA LLB, MAP, EXMPM
Senior Vice President – Corporate Affairs

Company secretary

Ms L Eatwell (56), FCIS, FCIBM

Safety review

Safety
is our first
value

Safety is our most important business consideration and we are committed to creating the safest possible working environment for our employees. Poor safety performance is unacceptable. When our current business goals were put in place in 2008, we committed to the long-term goal of operating an injury-free business and established a five-year goal of reducing fatality rates by 70%, working from a 2007 baseline.

We have made significant progress towards this target. In 2008, when the 'safety is our first value' campaign was introduced, a step change in safety performance was achieved. Between 2007 and 2008 there was a decrease of 59% in the number of fatal injuries and a 20% reduction in the all injury frequency rate, as illustrated in the graphs opposite.

In 2009 and 2010, injury frequency rates continued to improve. A further step change is, however, required to meet our longer-term objectives. This cannot be achieved through individual campaigns alone, but requires a systemic cultural change in the business, integrating a new way of thinking about safety into the way we work, and underpinned by an organisational culture which displays a deep respect for the dignity and wellbeing of others.

Fatalities – group
2006 – 2010



06	37
07	34
08	14
09	15*
10	15

* This number has been restated from the number of 16 previously recorded by the company for 2009. Following the investigation into a fatal incident in May 2009 at Moab Khotsong Mine in South Africa, the Department of Mineral Resources (DMR) determined that the incident was not a mine fatality.

All injury frequency rate – group
2006 – 2010



06	22.83
07	20.95
08	16.66
09	12.88
10	11.50

All injury frequency rate by region:

Region	2010	2009	2008	2007	2006
South Africa	**16.69**	17.72	22.28	29.10	33.12
Continental Africa	**5.26**	6.09	8.27	10.31	10.33
Americas	**5.66**	7.12	9.92	7.16	8.63
Australasia	**13.10**	8.64	15.17	14.49	17.01
Greenfield exploration	**16.99**	20.56	16.55	24.90	9.36
Group	**11.50**	**12.88**	**16.66**	**20.95**	**22.83**

The all injury frequency rate is the total number of injuries including fatalities that occur per million hours worked. It is being introduced across the company as a measure of safety performance, replacing a focus on the lost time injury frequency rate (LTIFR). This approach is consistent with our commitment to eliminate all occupational injuries.

AngloGold Ashanti's safety transformation project

The safety transformation project was initiated in 2008 and has resulted in the development of a safety transformation approach which has three components:

- **Engaging people** – people and culture are vitally important in creating a safe working environment. Compliance with rules and procedures alone cannot address or mitigate all hazards and risks. A culture which fosters improvements in safety performance is built on people who think for themselves about safety issues and who take ownership and accountability for creating a safe environment.

- **Building the right systems** – systems play a key role in influencing the work environment. We have set ourselves the task of building robust systems that are specific to safety and ensuring that safety considerations are thoroughly integrated with other organisational systems that sustain safety, such as knowledge management.

- **Managing risks effectively** – our approach is to eliminate hazards where possible, and if they cannot be eliminated, to manage their commensurate risks. This requires broader thinking about hazards and risk, which will result in building more robust defences to protect people from harm, based on group-level, technical, administrative and individual controls.

In memoriam

We record with sadness the loss of 15 of our colleagues in operational accidents in 2010.

In South Africa:

Sabido Debrito Augusto at Kopanang

Hendrie Khosa and **Fundile Gaqelo** at Moab Khotsong

Sabelo Hezekiel Dlamini and **Boy Africa Mabuza** at TauTona

Fanele Nobulongwe and **Bonginkosi Hertzog Madlopha** at Mponeng

Vasco Alfabeto Nhazilo and **Motlatsi Elias Ramokoena** at Tau Lekoa

Jonase Serame Mosebo at Kopanang

In Guinea:

Alimou Bangoura at Siguiri

In the Democratic Republic of the Congo:

Damien Unegi Anefwa at the site of the Mongbwalu Project

In Tanzania:

Esau Mwakibuja and **Honest Ngowi** at Geita

In Mali:

Lassina Bamba at Sadiola

Safety review

This approach has been translated into a safety framework for the business, which is integrated into the broader operational model that has been developed through Project ONE. Implementation of the safety transformation framework through the operational model will enable the company to target and deliver on long-term and sustainable safety improvements.

We aim to achieve continued improvement in safety performance towards an 2015 business goal of an all injury frequency rate of less that 9 per million hours worked. The target to reduce fatalities by 70% by 2012 remains intact.

Improving operational safety performance

Our 2009 commitments	Our progress in 2010
Achieving a further 20% reduction in the all injury frequency rate with the long-term objective of operating an accident-free business	We achieved a reduction of 11% in our all injury frequency rate in 2010. Although this is short of our target for the year, we are pleased to be able to report a 45% improvement in the all injury frequency rate since 2007, from 20.95 in 2007 to 11.50 in 2010. Due to the transformational nature of our safety interventions, our expectation was that improvements would be achieved through a series of step changes.
Begin implementation of the Safety Transformation project	Implementation of the Safety Transformation project has begun – the project was launched in May 2010. Significant work was undertaken on integrating the project into the operating framework of the business.

Our 2011 commitments

In 2011, we aim to achieve continued improvement in safety performance towards our 2015 business goal of an all injury frequency rate of less than 9 per million hours worked. The target to reduce fatalities by 70% by 2012 remains intact.

Work is underway to continue implementation of safety transformation within Project ONE in 2011 through:
- completion of guidelines by mid-2011 to support roll out of the global safety standards;
- implementation of a new model and process for accident investigation;
- a review of organisational safety capabilities; and
- development of operational safety plans to business unit teams.

Human rights review

Acting with
dignity
and respect

Human rights considerations cut across a range of disciplines at AngloGold Ashanti, including health, safety, security, community, environmental, human resources, legal and regulatory, ethics, governance and labour relations. Operating with respect for human rights is a particularly relevant consideration for the company because of the location of many of the company's operations in regions of the world, including in post-conflict zones, where there are few formal employment opportunities apart from mining.

This context creates the potential for tension between mines and communities over issues such as land usage, relocation, and artisanal and small-scale mining (ASM). ASM activity is often the cause of difficult security issues, including allegations of breaches of human rights. Potential solutions lie in devising programmes for co-habitation with ASM activity and in ensuring that security responses observe the Voluntary Principles on Security and Human Rights (the VPSHR).

In striving to meet our commitments and to mitigate risk, we have aimed to take human rights considerations into account in developing policies in the areas of health, safety, community, environment, human resources, security and corporate governance. We have not, however, had a company-wide human rights policy in place. This is an area of work which was initiated in 2010 and will be developed further in 2011, in alignment with the progress that has been made in the UN in defining the responsibilities of business to respect human rights.

Significant progress on implementation of the VPSHR was made in 2010. Procedures, standards and practices were reviewed and refined to ensure full compliance, while standards and procedures were revised to include rules of engagement, the use of force, and the application of less-lethal force, and allow for transparency in security agreements and contracts.

Current efforts in respect of training on the VPSHR will be sustained at all sites to improve engagement processes. The percentage of security service providers trained in the VPSHR in 2010 increased slightly to 88%, compared to 86% in 2009. In 2011, training will be extended to stakeholders external to security, where this is appropriate, including employees, community groups and civil societies, to create a better understanding of the issues we face and our goal of eliminating all VPSHR allegations and incidents.

Human rights review

Human rights and business

Our 2009 commitments	Our progress in 2010
Zero violations of the Voluntary Principles on Security and Human Rights (VPSHR) in 2010	In 2010, two violations of the VPSHR were recorded. We are continuing efforts to embed the VPSHR into our security management systems and practices in order to effect the continuous improvement necessary to reach our target of zero VPSHR violations. We continue to encourage self reporting by security personnel of potential violations.
Develop a standard approach for all contracts with private and public security	A review of all contracts with private and public security is underway in order to achieve this target and is scheduled for completion by the end of 2011.

Our 2011 commitments

In 2011, we aim to develop a more effective approach to human rights issues by putting in place a company-wide policy, framework and procedures.

In the area of security and human rights, we continue to target zero incidents under the Voluntary Principles on Security Human Rights (VPSHR) and aim to reduce the number of allegations of VPSHR incidents that are made. To support achievement of this target, we will:
• complete implementation of the global security framework by the end of 2011; and
• review all contracts with private and public security services worldwide in order to standardise contract requirements by the end of 2011.

Human resource review

Towards a productive and engaged workforce

AngloGold Ashanti has grown rapidly over the past 12 years from its South African origins into a global gold company and currently employs 62,046 people (including contractors). To underpin future growth and to achieve our business and growth objectives, a consistent operating framework, Project ONE has been devised to enable delivery on the company's vision, mission and values.

Development and implementation of Project ONE is being guided by a steering committee chaired by the CEO. It has two major components:

- **the System for People (SP)**, aimed at having the right person in the right role doing the right work; and
- **the Business Process Framework (BPF)**, aimed at having the right work done at the right time and in the right way.

The SP component in particular aims to realise one of AngloGold Ashanti's core principles, that 'People are the business' and thus aspires to provide leadership and managerial processes to establish a culture of accountability

Employees by region of operation
for the year ended 31 December 2010



■ South Africa	57%
■ Continental Africa	25%
■ Americas	11%
■ Australasia	1%
■ Other (including exploration sites)	6%

and trust in which each individual is able and willing to work to his or her full potential.

Implementing the System for People

Our business objectives can only be met through a workforce that is capable, accountable and engaged, and where each employee is able to undertake the right work at the right time in order to deliver consistently on the objectives of the

Average number of employees by region:

	2010	2009
South Africa	**35,660**	37,425
Continental Africa	**15,761**	15,267
Australasia	**494**	1,776
Americas	**6,582**	5,884
Other *	**3,549**	3,012
Total	**62,046**	63,364

* Includes corporate and non-gold producing subsidiaries

Human resource review

business. The SP enables a structured, common approach for people to work together to support long-term business improvements. It has three principal objectives:
- Creating the right organisation design;
- Ensuring the right people are in the right roles; and
- Developing effective working relationships.

Transformation and diversity

Considerations of transformation and employee diversity provide context for the implementation of the SP in each region and at each operation. A transformation policy and strategy was approved in November 2010 and will be incorporated into regional and operational policies, leadership practices and the SP from 2011. The purpose of the transformation policy and strategy is to translate the company's values into the way we do business globally, extending our focus on transformation beyond South Africa, and beyond pure legislative compliance.

Employee and community health

Ill health as a natural consequence of our business is unacceptable and our employees must be able to go home fit and well at the end of each working day. In many areas of operation, employee and community health issues are inseparable and integrated strategies are required.

The most material health risks facing AngloGold Ashanti are:
- Silicosis;
- Noise-induced hearing loss;
- HIV/AIDS; and
- Malaria.

A global health strategy has been developed with the following objectives:
- sustain and improve the health status of the workforce through disease prevention, early disease identification, effective illness and injury management, and effective rehabilitation;
- sustain and improve the health status of the communities in which we operate by managing the potential for positive and negative health impacts; and
- provide a working environment conducive to health through pro-active and systematic hazard management.

A health management system will be designed and implemented which will be compatible with the best practice standards on occupational health and safety already in use at our operations and will be integrated with our broader business systems such as Project ONE.

People – commitments and progress

Our 2009 commitments	Our progress in 2010
Continue with the roll-out of the System for People (SP), including the global values survey	Significant progress was made during the year on implementation of the SP, with the development of a new delivery framework clearly defining corporate and regional roles. The global values survey was completed in 2010 and the results reviewed by the Executive Committee. The results will be fed back into the business in early 2011.
Review the wage negotiations strategy in Continental Africa and develop a model for conducting wage negotiations which can be applied throughout the company's Continental African operations	A labour engagement model was developed and successful collective bargaining processes were concluded at the Siguiri mine in Guinea and Sadiola/Yatela mines in Mali.
Standardise, to the extent possible, the conditions of employment of senior managers to facilitate mobility within the company	A survey of conditions of employment with respect to senior and executive management was conducted by PwC on behalf of the company and the report submitted to the Remuneration Committee. This survey covered all the countries in which the company operates. The findings of this survey resulted in the formulation of the company's Remuneration Policy that was approved by the shareholders at the annual general meeting held in May 2010.

Occupational and community health – commitments and progress

Our 2009 commitments	Our progress in 2010
Elimination of new cases of silicosis after December 2013 among employees in South Africa with no occupational exposure prior to 2008	We are working towards achievement of this industry milestone. Due to the latency period of the disease we are not yet able to provide a meaningful assessment of this group of employees. We have, however, met and exceeded industry milestones on silica dust exposure as one of the measures in place to combat this disease and have set more stringent internal benchmarks for exposure.
Intensify hearing conservation programmes and continue to silence – to acceptable levels – all identified noise equipment in order to achieve the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations	We are working towards achievement of this industry milestone. It is still too early to provide a meaningful assessment of this group of employees due to the latent nature of this disability. We have been in compliance with the 2013 industry noise targets since 2008 and have now set stricter internal benchmarks.
Maintain a rate of 80% of South African employees attending voluntary counselling and testing for HIV (VCT) during 2010, excluding current wellness clinic attendees	74% of South African employees attended VCT during 2010. The uptake of VCT programmes has been falling since 2008. Programmes relating to the prevention of HIV/AIDS have been in place at AngloGold Ashanti since 2000 and numbers of employees presenting themselves for VCT are declining. Communications and awareness efforts continue, as does the provision of anti-retroviral therapy (ART) and wellness programmes to affected employees.
Reduce by 50% the number of avoidable drop-outs from wellness programmes in 2010	Over 4,000 employees attended wellness programmes in 2010 and ART continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated. We have not been able to measure the number of drop-outs from wellness programmes accurately, due to the difficulty of establishing the cause of an employee discontinuing treatment.
Reduce occupational tuberculosis (TB) incidence to 3% of all South African employees by 2010	We have achieved this target. The incidence of TB among South African employees was reduced to 2.64% in 2010.
Successfully cure 85% of new TB cases in 2010	Over 90% of new cases were successfully cured in 2009. Data for 2010 is not yet available as treatment programmes for TB last between six and eight months.

Our 2011 commitments

To progress our health strategy, we intend to undertake health risk assessments and health system audits at our operations in Continental Africa by the end of 2011 and complete health risk assessments and health system audits for the balance of our operations by the end of 2012.

We have set the following goals relating to wellness and occupational environment:
- continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South Africa (2008 onwards) after December 2013;
- meet the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations;
- roll out integrated malaria programmes, drawing on the model implemented at Obuasi in Ghana, at operations in Mali, Tanzania and Guinea; and
- in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25% of all South African employees by 2015 and successfully cure 85% of new cases (our long-term target is the reduction of TB incidence to 1.5% of all South African employees by 2029).

Community review

Partnering for

mutual
benefit

AngloGold Ashanti's vision is to become the leading mining company which, in the context of sustainability, implies that we will adopt an approach which is inclusive and engaging of a broad range of stakeholders, including host communities and governments.

Many of the communities which host our operations are vulnerable. Transparency in our interactions with both communities and governments, as well as an approach of partnership is therefore essential if they are to derive sustainable economic benefit from our operations. AngloGold Ashanti is in the process of developing a global sustainability strategy, one of the objectives of which is to promote a more consistent approach to local socio-economic development, community and government relations, and which will be integrated with our organisational change model, Project ONE.

Our Community and Environmental Framework remains in place to inform community and environment strategies developed across projects and operations.

Economic value added and distributed

AngloGold Ashanti's economic value-added statement outlines the financial contributions made in respect of, among others, dividends to shareholders, salaries and wages to employees, social investments in communities and taxes paid to governments.

The Annual Financial Statements 2010 and our website, www.anglogoldashanti.com, give more detailed information relating to operating costs, employee salaries and benefits accruing to shareholders. In the Sustainability Report 2010 and the related supplementary web-based information we provide disclosure relating to the two remaining aspects of the value-added statement – payments to government and community and social investments including infrastructural investment.

AngloGold Ashanti is a member of the Extractive Industries Transparency Initiative (EITI). The EITI process supports fiscal transparency and governance, both of which are important in promoting sustainable economic development.

Economic value added statement for the years ended 31 December

	%	$m 2010	%	$m 2009
Economic value generated				
Gold sales and by-product income	97	**5,463**	96	3,862
Interest received	1	**43**	1	54
Royalties received	–	**8**	–	–
Profit from sale of assets	–	**–**	1	49
Income from investments	2	**106**	2	94
Total economic value generated	**100**	**5,620**	**100**	**4,059**
Economic value distributed				
Operating costs [1]	41	**2,289**	28	1,136
Employee salaries, wages and other benefits	24	**1,365**	28	1,117
Payments to providers of capital	4	**233**	4	184
– Finance costs and unwinding of obligations	3	**166**	3	139
– Dividends	1	**67**	1	45
Payments to governments				
– Current taxation	3	**147**	4	164
Community investment [2]	–	**16**	–	11
Total economic value distributed	**72**	**4,050**	**64**	**2,612**
Economic value retained	**28**	**1,570**	**36**	**1,447**

[1] Operating costs for 2009 have been restated to include the effects of the realised gains and losses on non-hedge derivatives and exclude profit (loss) from associates and joint ventures. Operating costs in 2010 are higher due to increased royalty expenditure of $142m (2009: $84m), rehabilitation costs of $109m (2009: $22m) and mandatory convertible bond transaction costs of $56m (2009: nil). The 2010 and 2009 years exclude hedge buy-back costs.

[2] Community investment excludes equity accounted joint ventures.

Payments to government by country in $000

	2010	2009	2008
Argentina*	**62,581**	36,592	31,449
Australia	**28,095**	54,382	65,645
Brazil	**122,499**	78,353	82,862
Colombia	**14,561**	9,617	8,053
DRC	**10,494**	2,177	2,174
Ghana*	**61,558**	55,409	42,079
Guinea*	**96,344**	63,567	37,621
Mali*	**170,320**	153,296	118,145
Namibia	**14,014**	6,833	9,236
South Africa	**199,455**	117,707	91,106
Tanzania	**44,994**	59,743	38,466
USA	**19,406**	6,576	7,713
Total	**844,321**	**644,252**	**534,549**

*Includes dividends paid to governments as shareholders of operations.

Community review

Community investment by region in $000

	2010	2009	2008
South Africa	3,242	2,962	3,177
Continental Africa	8,047	5,525	3,770
Americas	5,480	2,804	1,997
Australasia	456	133	117
Sub-total	17,225	11,424	9,061
Less equity accounted investments included above	(1,145)	(543)	(620)
Total	16,080	10,881	8,441

Indirect economic benefits resulting from our operations

Our contribution to society and the communities in which we operate often extends beyond the direct payments made to communities and government. Healthy and co-operative relationships between the company and stakeholders, including appropriate responses to community complaints and grievances regarding our impacts, often contribute towards developmental benefits. Investment in infrastructure and local procurement can contribute to local economic development.

We operate in various and complex environments, namely in developing countries where in many cases we play a pivotal role in providing a source of income to individuals and families or account for a significant percentage of gross domestic product. In such environments we contribute to social infrastructure development, for example power supply, water provision and sanitation and road construction and maintenance. Even in more developed economies, the role of the company is still crucial in many respects in preserving local values and culture, and enhancing the socio-economic status and quality of life of host communities.

In order to make these investments sustainable, we adopt an approach of partnership with local governments, communities and other relevant stakeholders; co-designing strategies that will ensure that communities continue to thrive beyond the lifespan of our operations. In this regard, we strive to identify communities before we start to mine, and engage with them appropriately throughout the life of mine and during closure.

Community engagement

AngloGold Ashanti defines communities as the groups of people who are directly or indirectly affected by an operation, both positively and negatively. They include host communities – communities in which the operation is located, labour-sending communities, communities along the operation's transport routes where this applies, and, in some cases, other groups, including former local residents and their families who have moved away but still have strong familial, business or other ties to the area.

Engagement efforts generally focus on two aspects – building relationships with stakeholders and working towards the development of strong economic partnerships. We do this by, among others, implementing mechanisms for handling grievances and complaints, continually assessing the impact of our presence and activities and implementing and assessing steps to minimise and mitigate those impacts.

Management standards on engagement and community complaints and grievances, which are expected to be approved in 2011, will assist the sites in employing the correct strategies of engagement. Even while the standards are being finalised and approved, work continues to tackle these challenges.

Community incidents in 2010

One of the company's six business goals is the reduction of reportable incidents on community and environment. Our long-term objective is the complete elimination of these incidents. In 2010, community incidents were included in the incident classification and reporting standard. During 2011, work will continue to understand these impacts and reduce their numbers. Seven reportable community incidents were recorded in 2010.

Engagement with government

The government relations function aims to support the company by addressing its key strategic issues in a collaborative way with host governments. Its work is underpinned by an appreciation that government is the custodian of each country's natural resources. It has full authority to regulate and legislate the licensing of exploration and exploitation of natural resources. Various ministries within each government have a role to play in regulating the industry in areas such as environment, safety, water, finance and taxes.

Local skills development

Significant direct and indirect economic benefits are generated in host communities through investment in local skills development ranging from hiring, training and developing employees from local communities.

AngloGold Ashanti and communities

Our 2009 commitments	Our progress in 2010
Final approval of management standards and associated guidance material that govern how the company interacts with communities	Standards have been developed and are scheduled for approval by the executive committee of the company in 2011. Work to develop guidance material will follow shortly after approval.
Incorporate community aspects into each operation's ISO 14001 management system by 2012	The ISO 14001 management system is in place at all operations and progress has been made towards incorporating community aspects. Further work is being done to support sites to meet the target date which is three years following approval of the management standards by the board.
Continue to embed the government relations function into decision-making processes, including through development of a management standard by 2011	In 2010 progress was made in incorporating the government relations function into broader AngloGold Ashanti decision-making processes. The need for a management standard will be reviewed.
Roll-out of a pilot government engagement strategy model in South African and in a minimum of two other jurisdictions in 2011	This pilot programme remains work in progress in South Africa in 2011. Following its successful completion, we aim to extend the model to two other jurisdictions.
In South Africa, participate in the Mining Charter review	We participated actively in the Mining Charter review, including through the relevant industry structures. The reviewed Mining Charter was agreed and published.

Our 2011 commitments

In 2011, we aim to better define expectations for performance with regard to community and social performance. This will be done through community-focused management standards which are currently at the latest stages of finalisation and review and are expected to be approved by the Executive Committee of the company in 2011.

Work to support and give effect to the standards will begin in 2011, after their approval, and will include the development of guidelines to aid in implementation of the standard and the allocation of appropriate resources.

To ensure an integrated approach to managing community and environmental aspects in line with the integration of the two functions, we aim to integrate community aspects into the ISO 14001 management system. Work towards this is already in progress; however, a specific work plan has been developed for 2011 to accelerate efforts such that sites will be ready to undergo certification audits by 2014.

Environment review

Respecting the environment

Our mining operations share scarce resources with the communities which host us and responsible stewardship of these resources and of the environment is therefore a moral imperative. If we do not act responsibly in this respect, we risk eroding the goodwill of these communities and potentially incurring legal penalties. We also have a broader societal obligation to operate in a way which safeguards the environment and uses all resources efficiently.

Our commitments on stewardship of the environment and natural resources are reflected in our company values, where we undertake to continually improve our technology and processes to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. These commitments are also reflected in our company goals, which include reducing environmental incidents by 60% by 2013 (from a 2008 baseline) and their elimination in the longer term. The number of environmental incidents reported in 2010 decreased by 47% to 27 (from 51 in 2009).

Changing economic, social and environmental conditions challenge us to develop innovative solutions and responsible mining practices. The cost of energy, for example, varies with our consumption profile, fuel price fluctuations, electricity tariffs and the legislation in place in each jurisdiction where we operate. The availability and management of water are issues which pose short- and long-term risks and opportunities. In many cases we are under pressure to reduce consumption of energy and water while meeting increased demands for these resources as a result of the expansion of mining activities or the changing nature of mining operations.

Focus areas

There are five areas of focus in relation to environmental and natural resource stewardship:
- water;
- energy and greenhouse gas emissions;
- land;
- hazardous materials; and
- air quality.

Water – management and security

Water is used for multiple applications in the gold mining industry. Process water used in applications where chemicals and other additives are applied is usually unsuitable for release into the environment without prior treatment. Preventing its accidental release is therefore a crucial water management objective.

Water usage and efficiency by region:

	Water usage ML		Water efficiency kL/oz	
	2010	**2009**	**2010**	**2009**
South Africa	**20,896**	19,649	**11.70**	10.93
Continental Africa	**24,436**	26,344	**14.34**	14.18
Australasia	**3,485**	3,703	**8.80**	9.23
Americas	**5,817**	5,426	**6.22**	5.97
Group	**54,664**	55,138	**11.34**	11.11

Group consumption totals include usage at Tropicana.

AngloGold Ashanti faces varied water management challenges, including competing needs for water in some areas, the potential threat of disruptions to water supply and a high level of stakeholder concern over water supply and quality. Our water management standard sets out good practice requirements for the monitoring and management of surface and groundwater quality as well as its consumption. Since its launch in 2009, our operations have steadily been working to address deficiencies with respect to the specified requirements. Internal reviews of compliance to this and other approved standards are planned for 2011 and 2012 under the Community and Environment Review Programme (CERP).

In South Africa, we have been proactive in addressing potential risks associated with mine flooding and are developing regional flooding models, expanding on existing agreements with neighbouring mines to ensure continued engagement and engagement with stakeholders at national level to expedite current technical solutions. The solution here will require an inclusive and collaborative approach from government, industry and community stakeholders and we remain committed to continued engagement with all of our stakeholders to ensure the protection of communities and the environment and, ultimately, the sustainability of our business.

In Ghana, water management concerns in March 2010 resulted in the suspension of gold processing activities at the Obuasi mine in Ghana for five days, pending implementation of a revised water management strategy to reduce contaminants contained in mine discharge. Construction of two process water treatment plants is scheduled for completion by the second quarter 2011, to better manage excess water to the north and south of the mine.

Water security is a complex issue, requiring comprehensive attention to all aspects of water performance (including consumption, reuse, recycling, quality, discharge profile and infrastructural integrity). The concept of integrated water management is being adopted progressively across all AngloGold Ashanti's operations and we are currently developing a range of water performance metrics, to be introduced formally in 2012. Our immediate focus is on making the water performance gains from business improvement initiatives explicit, setting site-based targets for water performance in our 2012 business plan, incorporating integrated water management into our global BPF and developing internal capability on integrated water management.

Energy – security, efficiency and costs

Mining is an energy-intensive industry and with rising costs and climate change high on the global agenda, we seek to manage our energy consumption wisely. This means reducing consumption where feasible, and exploring new technologies for lowering consumption. AngloGold Ashanti faces specific challenges in increasing energy efficiency at its operations. Wherever possible we employ energy efficient technology.

Environment review

Energy usage and efficiency by region:

	Energy usage (million GJ)		Energy efficiency (GJ/oz)	
	2010	**2009**	**2010**	**2009** [1]
South Africa	**12.37**	12.35	**6.93**	6.87
Continental Africa	**11.30**	11.13	**6.63**	5.99
Australasia	**2.27**	2.02	**5.75**	5.04
Americas	**4.68**	4.31	**5.00**	4.75
Group	**30.62**	29.81	**6.35**	6.01

[1] Energy consumption data for 2009 has been restated owing to omissions and fuel conversion factor errors found in the data originally reported.

Secure, reliable energy supply is an imperative, for AngloGold Ashanti and the industry as a whole. We take electricity from the national grid in South Africa, Namibia, Ghana, the USA and partially in Brazil. With the exception of hydroelectric supply to our Brazilian operations, all other operations are fed by on-site fossil fuel generation facilities using diesel, heavy fuel oil or natural gas. We also use diesel as a fuel in trucks and other heavy equipment.

Current priorities are to embed comprehensive energy performance monitoring practices within the BPF, set site-based targets for energy performance for inclusion in our 2012 business plan, make the energy benefits from business improvement projects explicit and develop processes for better sharing of information internally on energy performance.

In an endeavour to reduce our energy consumption to the extent technically and economically feasible, we have refocused our attention over the past few years on improving energy performance across our operations.

Managing our energy costs is an increasingly significant challenge. Our energy consumption for 2010 remained relatively stable at 30.6 million GJ, however our energy efficiency worsened by 5.8%. Energy costs continue to increase rapidly – rising 33% from 2009 to 2010 – and are expected to accelerate further. In 2010, energy costs were 18.7% of total operating cash costs for our operations and this ratio is continuing to rise. In South Africa and Ghana, electricity prices increased by approximately 25% during 2010.

While our electricity consumption has increased by 0.8% only, electricity costs have increased by 35%. Diesel fuel consumption increased by 8% while diesel costs escalated by 30% globally.

GHG emissions and efficiency by region:

	Emissions (Mt CO_2e)		Efficiency (t CO_2e/oz)	
	2010	**2009** [2]	**2010**	**2009** [2]
South Africa	**3.42**	3.40	**1.92**	1.89
Continental Africa	**0.80**	0.79	**0.47**	0.43
Australasia	**0.15**	0.14	**0.39**	0.34
Americas	**0.32**	0.29	**0.34**	0.32
Group	**4.70**	4.61	**0.97**	0.93

[2] 2009 data has been restated due to restatements in energy consumption data.

Greenhouse gas emissions

Our total greenhouse emissions in 2010 were 4.7Mt CO_2e, an increase of 2.0% on 2009. As our production declined by 2.9% in this period, our greenhouse gas emissions intensity deteriorated by 5.0% overall.

Approximately 99% of our reported Scope 1 and Scope 2 global greenhouse gas emissions are directly related to energy consumption. Consequently, improving our energy performance at every opportunity is our primary avenue for mitigating the impacts of climate change arising from our operations.

Land

AngloGold Ashanti owns or controls large tracts of land, even though only a relatively small area may be used for mining purposes. Underground mining has a small physical footprint while open-pit operations impact a much larger area. The location of mining activities cannot be altered to avoid impacts, however, we have some flexibility with respect to mining method and the location of ancillary infrastructure. Environmental protection, community preferences, the viability of mining operations and regulatory requirements all contribute to our choices in this regard, which are informed primarily by our commitment to our values.

A range of land-related issues are taken into account in planning and managing operations, the most significant of which are:
• land access;
• biodiversity, land disturbance and rehabilitation; and
• management of the waste and tailings generated from mining and processing activities.

Hazardous materials

The management and disposal of potentially hazardous materials related to gold production requires special attention. Our chemical and waste standards address the management of risks arising from the use of hazardous materials as well as waste avoidance, reduction, re-use, recycling, treatment and disposal.

The use of cyanide is of particular concern and AngloGold Ashanti is a signatory of the international cyanide management code which supports the responsible manufacture, transportation and use of cyanide in gold mining, enhances measures for the protection of human health, and reduces the potential for environmental impacts. As a signatory to the code, our operations are audited by independent third parties to ensure compliance. The results of these audits are publicly available. Currently, 15 of 19 operations using cyanide are certified to be compliant with the cyanide code.

Air quality

Our operations in Guinea, Mali, Namibia, Tanzania and South Africa are situated in arid regions where dust management is necessary. To protect communities around these mines, water is used to suppress dust from roads. Dust on tailings facilities is controlled by using surface binding agents, water and vegetation.

During 2009, an air quality management standard was issued which stipulates requirements to ensure minimum air quality performance for the company's operations. While the primary source of non-compliance regarding sulphur dioxide emissions in South Africa has been addressed through the closure of the sulphuric acid section of the Vaal River East Gold Acid Float plant, the focus on air quality management in the region will continue.

Climate change

Potential physical risks to our operations as a result of climate change include increased rainfall or reduced water availability, higher temperatures and extreme weather events, while the communities around our mines could be exposed to an increased risk of food insecurity, water scarcity and adverse health impacts. We will be working in 2011 to improve our understanding of the potential impact of climate change on our business and to develop appropriate responses.

Legislation on climate change is being considered in Australia, the USA, South Africa and Brazil which may, if passed, have a financial impact on our operations. AngloGold Ashanti is actively engaging with these governments to ensure there is a balance between effectiveness in addressing climate change and adverse impacts on the economy and business.

Environment review

Exploration and closure

Exploration and closure planning are essential to mining in a sustainable manner and to leaving communities with a sustainable future. Closure planning must begin at the exploration stage. Rehabilitation costs must be provided for over the lifetime of the operation, and rehabilitation work undertaken in line with our commitment to respect the environment. Communities which have hosted our operations must be consulted on what we leave behind in terms of infrastructure and impacts. Stakeholder engagement took place at all advanced exploration sites during 2010.

Closure planning and provision

All mining operations eventually cease. Closure planning is a critical operational activity, potentially with significant reputational implications. The associated liabilities must be provided for and publicly disclosed. Closure planning is an activity that starts at exploration and mine design and continues throughout the life of mine.

The company's Environment and Community Policy commits the company to ensuring that financial resources are available to meet its closure obligations. Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations which are based on our environmental management plans and comply with current environmental and regulatory requirements.

In 2010, discounted closure liabilities increased from $418 million to $551 million.

Community imperatives

Among concerns associated with closure is the need to ensure that commitments to communities have been recorded and are acted upon. After the mine has closed the local community must live with its legacy. Our closure standard stipulates that closure planning must be undertaken in consultation with the community.

Environmental and natural resource stewardship – progress and commitments

Our 2009 commitments	Our progress in 2010
Continue work to improve energy and water performance including through the development of site-level objectives	Comprehensive energy maps have been developed for South Africa and are being progressed for all other operations. A more complete range of water performance indicators is being developed for key aspects of water performance. Site water balances are being refined. A global approach for quantifying the energy and water benefits from business improvement projects is also being progressed.
Audit the global energy and water security position for all operations	High-level energy and water security reviews have been completed at 15 of our 19 relevant operations and the balance will be completed in 2011. Strategic frameworks have been developed for energy and water management.
Continue to address key climate change opportunities and risks	Preliminary preparations to understand site-specific climate change risks in greater detail have commenced. A project to install heat pumps at high-density residences in South Africa is almost complete and is expected to earn carbon credits. We are continuing to assess other opportunities for generating carbon credits, especially in the South Africa region where our energy consumption is 40% of the group total.
Final approval or development of management standards and associated guidance material that govern how the company interacts with the environment	Progress was made in agreeing a biodiversity management standard, which will be finalised in 2011. Guidance for the closure and rehabilitation management standard was finalised.

Our 2011 commitments

Improve energy performance by:
- developing site-based targets and action plans from 2012 onwards;
- continuing to refine energy metrics, performance measurement and reporting during 2011; and
- quantifying the energy benefits of business improvement initiatives.

Improve energy security at our operations by:
- finalising high-level reviews of site energy security arrangements during 2011; and
- commencing the development of site-based energy security strategies for life of mine.

Improve water performance by:
- developing site-based targets and action plans from 2012 onwards;
- continuing to refine key performance indicators, performance measurement and reporting during 2011; and
- quantifying the water benefits of business improvement initiatives.

Improve water security at our operations by:
- finalising high-level reviews of water security arrangements during 2011;
- commencing the development of site-based water security strategies for life of mine; and
- embedding integrated water management at all sites, and recognising the value of managing water performance across entire site operations in a planned and coordinated manner.

Continue to address key climate change opportunities and risks, by specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk.

Over 2011 and 2012, a programme of assessing compliance with the environment-focussed management standards approved during 2009 will commence in the form of the biennial Community and Environment Review Programme (CERP). Concurrently, a roll-out phase to socialise finalised community-focussed standards will commence, also as part of the CERP.

Exploration and closure – progress and commitments

Our 2009 commitments	Our progress in 2010
Work on findings of review conducted in 2009 to address any site-level deficiencies in closure plans and ensure alignment with company management standard by 2011	An internal multi-disciplinary committee continued to guide site-level closure planning to ensure alignment with the company standard by the end of 2011. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.

Our 2011 commitments

In 2011 and 2012, assess compliance with the closure standard. Work to achieve compliance with the closure standard at all operations by the end of 2011 will continue. A corporate-led assurance and operations review will assess closure plans to ensure compliance and efficiency.

During 2011, the greenfield exploration business unit will be working to formalise and improve a process which will ensure that an appropriate level of community and environmental oversight is completed at each stage of exploration.

Mineral Resource and Ore Reserve
– a summary

Mineral Resources and Ore Reserves

underpin
growth

Mineral Resources and Ore Reserves are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

Mineral Resources

When the 2009 Mineral Resource is restated to exclude the sale of Tau Lekoa (6.2Moz), the Mineral Resource is reduced from 226.7Moz to 220.5Moz. The total Mineral Resource remained steady, dropping slightly from 220.5Moz in 2009 to 220.0Moz in December 2010. A year-on-year increase of 5.8Moz occurred before depletion is taken into account and a decrease of 0.5Moz after depletion. It should be noted that changes in economic assumptions from 2009 to 2010 resulted in the Mineral Resource increasing by 3.5Moz whilst exploration and modelling resulted in an increase of 0.7Moz.

The remaining increase of 1.6Moz resulted from various other factors. Depletions from the Mineral Resource for 2009 totalled 6.3Moz.

Mineral Resources have been estimated using a gold price of $1,100/oz (2009: $1,025/oz).

Ore Reserves

When the 2009 Ore Reserve is restated to exclude Tau Lekoa (0.8Moz), the 2009 Ore Reserve is reduced from 71.4Moz to 70.6Moz. Using the restated figure, the AngloGold Ashanti Ore Reserve increased from 70.6Moz in 2009 to 71.2Moz in December 2010. A year-on-year increase of 6.2Moz occurred before depletion of 5.6Moz, resulting in an increase of 0.6Moz after depletion. It should be noted that changes in the economic assumptions from 2009 to 2010 resulted in the Ore Reserve increasing by 2.4Moz while exploration and modelling resulted in a further increase of 3.8Moz.

Ore Reserves were estimated using a conservative gold price of $850/oz (2009: $800/oz).

Mineral Resource		Moz
Mineral Resource as at 31 December 2009		**226.7**
Sale of Tau Lekoa		(6.2)
Restated 2009 Mineral Resource		**220.5**
Reductions		
Great Noligwa	Due to economics and depletion	(2.4)
TauTona	Transfers to Mponeng to improve change of mining	(1.3)
Siguiri	Revision to modelling procedures and increased costs	(1.0)
Other	Total of non-significant changes	(3.6)
Additions		
Vaal River Surface	An economic study demonstrated that these tailings can	3.0
West Wits Surface	be economically reworked to recover uranium	1.3
Other	Total of non-significant changes	3.5
Mineral Resource as at 31 December 2010		**220.0**

Rounding of numbers may result in computational discrepancies

Mineral Resource reconciliation
2010 vs 2009 (Moz)



Change	220.5 2009*	(4.7) Reductions	(3.6) Other	7.8 Additions	**220 2010**

* Restated to exclude Tau Lekoa

Ore Reserve reconciliation
2010 vs 2009 (Moz)



Change	70.6 2009*	(3) Reductions	(1.2) Other	4.7 Additions	**71.2 2010**

* Restated to exclude Tau Lekoa

Mineral Resource and Ore Reserve
– a summary

Ore Reserve		Moz
Ore Reserve as at 31 December 2009		**71.4**
Sale of Tau Lekoa		(0.8)
Restated 2009 Ore Reserve		**70.6**
Reductions		
Geita	Depletions and model changes	(0.9)
Obuasi	Depletions and refinements to Ore Reserve estimation	(0.7)
Siguiri	Remodelling in accordance with reconciliation and depletion	(0.7)
TauTona	Depletion and transfers to Mponeng, minor model changes	(0.7)
Other	Total of non-significant changes	(1.2)
Additions		
Cripple Creek & Victor	MLE2 project study incorporated	1.4
Mponeng	Successful conversion drilling and minor transfers from TauTona and Savuka	1.2
Sadiola	Additions from Deep Sulphide project	0.8
Other	Total of non-significant changes	1.3
Ore Reserve as at 31 December 2010		**71.2**

Rounding of numbers may result in computational discrepancies

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 21,591t of uranium oxide from the South African operations, 443,761t of sulphur from Brazil and 34.6Moz of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral Resource and Ore Reserve Report 2010*.

External audit of Mineral Resource

During the course of the year and as part of the rolling audit programme, AngloGold Ashanti's 2010 Mineral Resources at the following operations were submitted for external audit by the Australian-based company Quantitative Group (QG):

- Vaal Reef at Great Noligwa, Kopanang and Moab Khotsong mines;
- Cerro Vanguardia;
- Serra Grande;
- Cripple Creek & Victor; and
- Mongbwalu.

AngloGold Ashanti's 2010 Ore Reserves at the following operations were submitted for external audit by a number of international consulting companies, namely:

- Geita	AMC
- Obuasi	AMC
- Siguiri	AMC
- Sunrise Dam: Underground	Optiro
- Cripple Creek & Victor	Pincock Allen and Holt
- Cerro Vanguardia	Xstract
- Serra Grande	Xstract
- AGA Mineração-Cuiabá	Xstract

The company has been informed that the audits identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that each of its operations will be audited, on average, every three years.

Competent persons

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. These individuals are identified in the expanded Mineral Resource and Ore Reserve Report 2010*. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the

Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

A detailed breakdown of Mineral Resources and Ore Reserves is provided in the Mineral Resource and Ore Reserve Report 2010, which is available on or about 26 March 2011 on the AngloGold Ashanti website (www.anglogoldashanti.com), from where it may be downloaded as a PDF file using Adobe Acrobat Reader. The report is also available in printed format on request from the AngloGold Ashanti offices at the addresses given on page 84.

Inclusive Mineral Resource – attributable

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	26.51	15.30	405.52	13.04
	Indicated	753.04	2.76	2,075.87	66.74
	Inferred	40.82	13.81	563.55	18.12
	Total [1]	**820.38**	**3.71**	**3,044.94**	**97.90**
Democratic Republic of the Congo	Measured	–	–	–	–
	Indicated	59.67	3.64	217.41	6.99
	Inferred	30.54	3.27	99.94	3.21
	Total	**90.21**	**3.52**	**317.35**	**10.20**
Ghana	Measured	77.12	4.83	372.49	11.98
	Indicated	83.38	3.82	318.84	10.25
	Inferred	105.26	3.71	390.99	12.57
	Total	**265.76**	**4.07**	**1,082.33**	**34.80**
Guinea	Measured	43.18	0.65	28.28	0.91
	Indicated	101.78	0.77	78.19	2.51
	Inferred	77.77	0.85	66.11	2.13
	Total	**222.73**	**0.77**	**172.58**	**5.55**
Mali	Measured	15.52	1.36	21.17	0.68
	Indicated	54.86	1.79	98.07	3.15
	Inferred	19.87	1.66	32.98	1.06
	Total	**90.24**	**1.69**	**152.22**	**4.89**

Mineral Resource and Ore Reserve
– a summary

Inclusive Mineral Resource – attributable (continued)

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Namibia	Measured	23.30	0.86	20.09	0.65
	Indicated	72.57	1.28	92.78	2.98
	Inferred	23.33	1.13	26.41	0.85
	Total	**119.20**	**1.17**	**139.28**	**4.48**
Tanzania	Measured	–	–	–	–
	Indicated	80.32	3.37	270.88	8.71
	Inferred	21.95	3.62	79.57	2.56
	Total	**102.27**	**3.43**	**350.46**	**11.27**
Australia	Measured	34.88	1.74	60.55	1.95
	Indicated	35.49	2.85	101.12	3.25
	Inferred	19.84	2.90	57.63	1.85
	Total	**90.21**	**2.43**	**219.30**	**7.05**
Argentina	Measured	11.12	1.50	16.63	0.53
	Indicated	20.86	3.82	79.69	2.56
	Inferred	10.20	3.19	32.55	1.05
	Total	**42.18**	**3.06**	**128.87**	**4.14**
Brazil	Measured	11.18	6.39	71.43	2.30
	Indicated	15.60	6.10	95.14	3.06
	Inferred	30.80	6.81	209.73	6.74
	Total	**57.57**	**6.54**	**376.31**	**12.10**
Colombia	Measured	–	–	–	–
	Indicated	15.78	0.93	14.75	0.47
	Inferred	414.06	0.98	406.06	13.06
	Total	**429.85**	**0.98**	**420.81**	**13.53**
United States	Measured	283.04	0.78	221.76	7.13
	Indicated	216.53	0.73	157.18	5.05
	Inferred	79.61	0.75	59.66	1.92
	Total	**579.18**	**0.76**	**438.60**	**14.10**
Total	Measured	525.84	2.32	1,217.92	39.16
	Indicated	1,509.88	2.38	3,599.94	115.74
	Inferred	874.07	2.32	2,025.18	65.11
	Total	**2,909.79**	**2.35**	**6,843.04**	**220.01**

[1] *The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump Mineral Resource.*

Exclusive Mineral Resource – attributable

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	15.29	17.73	271.14	8.72
	Indicated	563.41	1.65	927.58	29.82
	Inferred	19.64	18.69	367.04	11.80
	Total [1]	**598.34**	**2.62**	**1,565.75**	**50.34**
Democratic Republic of the Congo	Measured	–	–	–	–
	Indicated	26.23	2.93	76.72	2.47
	Inferred	30.54	3.27	99.94	3.21
	Total	**56.77**	**3.11**	**176.66**	**5.68**
Ghana	Measured	29.69	6.96	206.52	6.64
	Indicated	34.46	2.45	84.26	2.71
	Inferred	105.26	3.71	391.01	12.57
	Total	**169.41**	**4.02**	**681.79**	**21.92**
Guinea	Measured	4.46	0.80	3.59	0.12
	Indicated	34.07	0.77	26.22	0.84
	Inferred	77.77	0.85	66.11	2.13
	Total	**116.30**	**0.82**	**95.91**	**3.08**
Mali	Measured	4.69	0.75	3.50	0.11
	Indicated	18.27	1.69	30.79	0.99
	Inferred	19.09	1.70	32.37	1.04
	Total	**42.05**	**1.59**	**66.66**	**2.14**
Namibia	Measured	9.03	0.58	5.24	0.17
	Indicated	42.83	1.11	47.50	1.53
	Inferred	23.33	1.13	26.41	0.85
	Total	**75.20**	**1.05**	**79.15**	**2.54**
Tanzania	Measured	–	–	–	–
	Indicated	41.62	2.93	121.83	3.92
	Inferred	21.95	3.62	79.57	2.56
	Total	**63.57**	**3.17**	**201.40**	**6.48**
Australia	Measured	10.83	0.93	10.10	0.32
	Indicated	12.10	2.92	35.29	1.13
	Inferred	19.84	2.90	57.63	1.85
	Total	**42.77**	**2.41**	**103.02**	**3.31**

Mineral Resource and Ore Reserve
– a summary

Exclusive Mineral Resource – attributable (continued)

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Argentina	Measured	1.36	3.61	4.91	0.16
	Indicated	16.70	2.20	36.72	1.18
	Inferred	9.95	2.97	29.56	0.95
	Total	**28.01**	**2.54**	**71.18**	**2.29**
Brazil	Measured	6.37	6.15	39.19	1.26
	Indicated	8.35	6.10	50.93	1.64
	Inferred	28.08	6.78	190.31	6.12
	Total	**42.81**	**6.55**	**280.44**	**9.02**
Colombia	Measured	–	–	–	–
	Indicated	15.78	0.93	14.75	0.47
	Inferred	414.06	0.98	406.06	13.06
	Total	**429.85**	**0.98**	**420.81**	**13.53**
United States	Measured	135.85	0.75	102.38	3.29
	Indicated	137.77	0.71	98.42	3.16
	Inferred	69.52	0.77	53.85	1.73
	Total	**343.14**	**0.74**	**254.66**	**8.19**
Total	Measured	217.57	2.97	646.57	20.79
	Indicated	951.59	1.63	1,551.01	49.87
	Inferred	839.05	2.15	1,799.86	57.87
	Total	**2,008.21**	**1.99**	**3,997.44**	**128.52**

[1] *The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump Mineral Resource.*

Ore Reserves by country – attributable

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Proved	12.03	8.24	99.07	3.19
	Probable	191.99	4.41	845.74	27.19
	Total [2]	**204.02**	**4.63**	**944.81**	**30.38**
Democratic Republic of the Congo	Proved	–	–	–	–
	Probable	33.44	4.21	140.69	4.52
	Total	**33.44**	**4.21**	**140.69**	**4.52**

Ore Reserves by country – attributable (continued)

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Ghana	Proved	44.01	3.13	137.85	4.43
	Probable	49.30	4.41	217.28	6.99
	Total	**93.31**	**3.81**	**355.13**	**11.42**
Guinea	Proved	39.05	0.62	24.38	0.78
	Probable	67.44	0.74	49.71	1.60
	Total	**106.49**	**0.70**	**74.08**	**2.38**
Mali	Proved	4.96	2.23	11.03	0.35
	Probable	39.18	1.78	69.82	2.24
	Total	**44.14**	**1.83**	**80.86**	**2.60**
Namibia	Proved	14.27	1.02	14.49	0.47
	Probable	29.74	1.45	42.99	1.38
	Total	**44.01**	**1.31**	**57.48**	**1.85**
Tanzania	Proved	–	–	–	–
	Probable	40.92	3.20	131.06	4.21
	Total	**40.92**	**3.20**	**131.06**	**4.21**
Australia	Proved	24.05	2.10	50.45	1.62
	Probable	23.39	2.81	65.83	2.12
	Total	**47.44**	**2.45**	**116.28**	**3.74**
Argentina	Proved	9.54	1.22	11.63	0.37
	Probable	8.57	5.32	45.62	1.47
	Total	**18.10**	**3.16**	**57.25**	**1.84**
Brazil	Proved	6.91	5.80	40.06	1.29
	Probable	7.40	5.26	38.88	1.25
	Total	**14.30**	**5.52**	**78.94**	**2.54**
United States	Proved	147.19	0.81	119.37	3.84
	Probable	78.76	0.75	58.76	1.89
	Total	**225.95**	**0.79**	**178.13**	**5.73**
Total	Proved	302.00	1.68	508.32	16.34
	Probable	570.12	2.99	1,706.39	54.86
	Total	**872.12**	**2.54**	**2,214.71**	**71.20**

[2] *The reduction in grade relative to the Proved Ore Reserve is due to the inclusion of 111Mt at 0.49g/t of tailings and rock dump Ore Reserve.*

Directors' report

This section contains salient extracts from the Directors' Report as presented in the Annual Financial Statements 2010, a printed copy of which can be requested from the contact details listed at the back of this report. The full version of the Directors' Report is also available on the corporate report website, www.aga-reports.com, as well as on the CD distributed with this report.

Shareholders holding 10% or more of AngloGold Ashanti's issued share capital

Paulson & Co. Inc, an investment management company from the United States, holds 41,000,000 AngloGold Ashanti ADRs or some 10.76% of the issued share capital.

Share capital

Authorised

The authorised share capital of AngloGold Ashanti as at 31 December 2010 was made up as follows:

- 600,000,000 ordinary shares of 25 South African cents each   R150,000,000
- 4,280,000 E ordinary shares of 25 South African cents each   R1,070,000
- 2,000,000 A redeemable preference shares of 50 South African cents each   R1,000,000
- 5,000,000 B redeemable preference shares of 1 South African cent each   R50,000

The following are the movements in the issued and unissued share capital from the beginning of the accounting period to 31 January 2011:

Issued

Ordinary shares

	Number of shares	Rand	Number of shares	Rand
	2010		2009	
At 1 January	**362,240,669**	**90,560,167**	353,483,410	88,370,853
Issued during year				
– Equity offering to fund the initial effective 35% interest in the Kibali gold project	**–**	**–**	7,624,162	1,906,041
– Equity raising – proceeds used to part fund the hedge elimination	**18,140,000**	**4,535,000**		
– Bokamoso ESOP on conversion of E ordinary shares	**–**	**–**	1,181	295
– Exercise of options by participants in the AngloGold Share Incentive Scheme	**823,411**	**205,853**	1,131,916	282,979
At 31 December	**381,204,080**	**95,301,020**	362,240,669	90,560,167
Issued subsequent to year-end				
– Exercise of options by participants in the AngloGold Share Incentive Scheme	2,812	703		
At 31 January 2011	381,206,892	95,301,723		

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a black economic empowerment transaction (BEE transaction). All E ordinary shares have been issued.

	Number of shares	Rand	Number of shares	Rand
	2010		2009	
At 1 January	**3,794,998**	**948,749**	3,966,941	991,735
Cancelled in exchange for ordinary shares in terms of the cancellation formula	**(988,872)**	**(247,218)**	(171,943)	(42,986)
At 31 December	**2,806,126**	**701,531**	3,794,998	948,749
Cancelled subsequent to year-end				
– Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula	(16,360)	(4,090)		
At 31 January 2011	2,789,766	697,441		

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

Further details of the authorised and issued shares, as well as the share premium, are given in note 25 to the group's annual financial statements.

Unissued

	Ordinary number of shares	
	2010	2009
At 1 January	**237,759,331**	46,516,590
Authorised during the year	**–**	200,000,000
Issued during year	**(18,963,411)**	(8,757,259)
At 31 December	**218,795,920**	237,759,331
Issues subsequent to year-end	(2,812)	
At 31 January 2011	218,793,108	

Directors' report

Ordinary shares under the control of directors

Pursuant to the authority granted by shareholders at the annual general meeting held on 7 May 2010, 5% of the number of shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires, unless renewed, at the annual general meeting to be held on 11 May 2011.

At 31 December 2010, the total number of shares placed under the control of the directors was 19,060,204. In September 2010, the directors issued 18,140,000 ordinary shares in an equity offering, the proceeds from which were applied to eliminate, in part, the hedge book.

Borrowings

The company's borrowing powers are unlimited. As at 31 December 2010, the group's gross borrowings (including the mandatory convertible bonds) totalled $2,704m, R17,763m (2009: $1,931m, R14,355m).

Significant events during the year under review and subsequent to year-end

Appointment of chairman: Mr Tito Mboweni, the former Governor of the South African Reserve Bank was appointed to the board and as chairman of the company with effect from 1 June 2010. He succeeded Mr Russell Edey, who retired as chairman and from the board on 7 May 2010.

Joint venture in the Democratic Republic of the Congo: On 26 March 2010, AngloGold Ashanti announced that it has entered into a definitive joint venture agreement (JVA) with l'Office des Mines d'Or de Kilo-Moto (OKIMO) relating to the development of the Ashanti Goldfields Kilo (AGK) project in the Democratic Republic of the Congo (DRC) and the transfer of the exploitation permits to AGK. Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22% interest and OKIMO holds the remaining 13.78%. The JVA provides for the exploitation permits to be transferred from OKIMO to AGK covering an area of approximately 6,000 km^2 in the Ituri district in the northeastern DRC. This includes the Mongbwalu project where a Mineral Resource of approximately 3Moz has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.

Temporary suspension of operations at the Iduapriem and Obuasi mine: Following a temporary suspension of operations at the Iduapriem mine, AngloGold Ashanti with the approval of the Ghana EPA, constructed an interim tailings storage facility (TSF) for tailings deposition for a year while the greenfields tailings storage facility is being constructed. In addition, the water treatment plant on site was upgraded. The interim TSF was commissioned in April 2010 and water treatment plant in November 2010.

AngloGold Ashanti's Obuasi mine in Ghana suspended operation of gold processing for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge.

Investment grade ratings: On 9 April 2010 AngloGold Ashanti noted the following investment grade ratings assigned to it:
- Moody's Investors Service : Baa3, Outlook Stable
- Standard & Poor's : BBB-, Outlook Stable

$1bn revolving credit facility: On 21 April 2010 AngloGold Ashanti secured a $1bn, four-year unsecured revolving credit facility, due 2014.

Issue of $1bn unsecured notes: On 22 April 2010, AngloGold Ashanti announced the pricing of an offering of US$1bn of 10-year and 30-year unsecured notes. The issue was significantly oversubscribed and the offering closed on 28 April 2010.

Cessation of services: On 1 June 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the prior ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi's mine residences for as long as these were occupied.

Sale of Tau Lekoa Mine: The terms of the sale of the Tau Lekoa Mine to Simmer & Jack Mines Limited (Simmers) were announced on 17 February 2009. This sale was concluded effective 1 August 2010, following the transfer of the mining rights of the Tau Lekoa Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers on 20 July 2010.

Amendment to the joint venture agreement with B2Gold Corp: On 1 July 2010, AngloGold Ashanti increased its holding in the Gramalote project from 49% to 51%. On 12 August 2010, AngloGold Ashanti announced that it has entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold retains its 51% interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49% interest in the Gramalote Joint Venture.

Concurrent equity and mandatory convertible bond issue: On 15 September 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and mandatory convertible offering which was followed by an announcement on 16 September 2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5% of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750 Mandatory Convertible Subordinated Bonds due 15 September 2013. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.

Elimination of hedge book: On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. As a result, the company will sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.

Sale of B2Gold Corp shares: AngloGold Ashanti realised net proceeds of C$70m from the sale of its entire holding of shares in Vancouver-based gold producer B2Gold Corp. The stake, equivalent to about 10.17% of B2Gold's outstanding shares, was sold on 9 November 2010 in an orderly fashion, after the markets closed.

Development of the Tropicana Gold Project in Western Australia: On 11 November 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western Australia had been approved by the boards of AngloGold Ashanti (70% interest) and Independence Group NL (30% interest).

Retirement of Deputy Chairman: Dr T J Motlatsi retired from the board of AngloGold Ashanti, effective from 17 February 2011.

Mankayi case – Constitutional Court ruling: On 3 March 2011, AngloGold Ashanti noted the decision of the Constitutional Court to grant Mr Mankayi leave to appeal against the decision of the Supreme Court of Appeal, which itself upheld the June 2008 Johannesburg High Court decision that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions. The company is still studying the details of the judgement and its initial impression is that should the Executor of Mr Mankayi's estate wish to pursue his claim, he or she will now need to return to the High Court to continue with the litigation action. AngloGold Ashanti will defend the case on its merits. Should other individuals lodge similar claims, these too would ultimately be defended by the company and judged on their merits.

Directors' report

Material resolutions

Details of special resolutions and other resolutions of a significant nature passed by the company during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:

	Nature of resolution	Effective date
AngloGold Ashanti Limited	Passed at the annual general meeting held on 7 May 2010: Approval for the company or any of its subsidiaries to acquire ordinary shares issued by the company.	2 July 2010
AngloGold Ashanti Limited	Passed at the general meeting held on 26 October 2010: Approval to place 18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the company under the control of the directors of the company, as a specific authority and approval, to allot and issue for the purpose of the conversion of the US$789,086,750 6.00% mandatory convertible subordinated bonds due 2013.	2 November 2010

Directors' interests in shares

The interests of the directors in the ordinary shares of the company at 31 December 2010, which did not individually exceed 1% of the company's issued ordinary share capital, were:

	Beneficial		Beneficial	
	Direct	Indirect	Direct	Indirect
	31 December 2010		31 December 2009	
Executive directors				
M Cutifani	**10,000**	**–**	10,000	–
S Venkatakrishnan	**10,351**	**–**	10,351	–
Total	**20,351**	**–**	20,351	–
Non-executive directors				
FB Arisman	**–**	**4,984**	–	4,984
RP Edey	**–**	**–**	–	3,063
LW Nkuhlu	**–**	**800**	–	800
Total	**–**	**5,784**	–	8,847
Grand total	**20,351**	**5,784**	20,351	8,847

There have been no changes in the above interests since 31 December 2010. A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered and corporate office.

Remuneration report

The full version of AngloGold Ashanti's Remuneration Report for the 2010 financial year can be found in the Annual Financial Statements 2010 which is available either as a pdf on the CD included with this report or on the corporate report website, www.aga-reports.com. A hard copy of the Annual Financial Statements 2010 can be requested from the contact persons listed on page 84 of this report.

Non-executive directors' remuneration

Remuneration for non-executive directors is by flat fee, approved by shareholders. There is no long-term compensation (for example share scheme participation or performance incentives).

The following table details fees and allowances paid to non-executive directors:

All figures stated to the nearest R000[1]	Appointed with effect from[2]	Resigned/ retired with effect from[2]	Directors' fees[3]	Committee fees	Travel[4]	Total	Directors' fees[3]	Committee fees	Travel[4]	Total
			2010				2009			
RP Edey (Chairman)		7 May 10	**829**	**218**	**149**	**1,196**	1,626	318	314	2,258
TT Mboweni (Chairman)	1 June 10		**887**	**104**	**–**	**991**	–	–	–	–
Dr TJ Motlatsi (Deputy chair) [5]			**629**	**369**	**–**	**998**	560	273	–	833
FB Arisman			**370**	**631**	**230**	**1,231**	315	303	208	826
RE Bannerman		15 May 09	**–**	**–**	**–**	**–**	121	68	88	277
R Gasant	12 Aug 10		**113**	**116**	**–**	**229**	–	–	–	–
JH Mensah		15 May 09	**–**	**–**	**–**	**–**	121	100	38	259
WA Nairn			**262**	**426**	**–**	**688**	227	288	–	515
Prof LW Nkuhlu			**262**	**489**	**–**	**751**	240	260	–	500
F Ohene-Kena	1 June 10		**138**	**110**	**83**	**331**	–	–	–	–
SM Pityana			**262**	**534**	**–**	**796**	227	393	–	620
Total – non-executive directors			**3,752**	**2,997**	**462**	**7,211**	3,437	2,003	648	6,088

Rounding may result in computational differences

[1] Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid calculated using the R:$ rate of exchange at the time of payment.

[2] Fees are disclosed only for the period from or to which, office is held.

Remuneration report

[3] At the annual general meeting of shareholders held on 7 May 2010 shareholders approved an increase in directors fees with effect from 1 June 2010 as follows:

	For six meetings	Additional per meeting	Travel[4]
– Chairman	R1,520,300	R78,000	$10,000
– Deputy chairman	R650,000	R32,400	–
– South African resident directors	R270,000	R16,000	–
– Non-South African directors			
– Living in Africa	$33,750	$2,000	$6,000
– Living other than Africa	$60,000	$3,000	$8,000

The fees payable in respect of committees as approved by shareholders at the annual general meeting held on 7 May 2010 are as follows:

From 1 June 2010

	Audit and Corporate Governance committee (per annum)	Other committees (per annum)	Ad hoc committees (per meeting)
– Chairman – South African resident	R160,000	R130,000	–
– Chairman – Living in Africa	–	$16,250	–
– Chairman – Living other than Africa	–	$25,000	–
– South African resident members	R135,000	R110,000	R16,200
– Non-South African members			
– Living in Africa	$16,875	$13,750	$2,025
– Living other than Africa	$25,315	$20,000	$3,000

[4] A payment of a travel allowance, per board meeting, is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.

[5] Dr Motlatsi retired from the board effective 17 February 2011.

Executive directors do not receive payment of directors' fees or committee fees.

Non-executive directors are not eligible to participate in the Share Incentive Scheme.

Executive directors and executive management remuneration

Remuneration for both executive directors and executive management includes basic salary, pensions and risk benefits, other benefits, retention awards and short- and long-term incentives. The short-term incentive plan is referenced to the achievement of a set of stretched company and individual performance targets. The company targets are based on performance measures including earnings per share, gold production, cost control, safety and resource and reserve conversion.

The objective of the long-term incentive plan is to align the interests of executive management with those of the company and the shareholders over the medium to long term. The targets used for vesting are determined annually by the board's Remuneration Committee and link directly to the company's strategy. Measures include earnings per share, total shareholder return against a comparator group of global peer gold mining companies, and strategic targets including safety performance and reserve and resource ounce generation.

Executive directors' and executive management remuneration

Executive directors and executive management remuneration is made up as follows:

All figures in R000	Appointed with effect from[1]	Resigned/ retired with effect from[1]	Salary	Performance related payments[2]	Pension scheme contributions benefits	Other benefits[3]	En-cashed leave[4]	Sub total	Pre-tax gains on share options exercised	Total
2010										
Executive directors' remuneration										
M Cutifani	Full year		11,447	8,543	2,089	345	–	22,424	–	22,424
S Venkatakrishnan	Full year		7,015	4,972	1,310	2,216	–	15,513	–	15,513
Total executive directors			**18,462**	**13,515**	**3,399**	**2,561**	**–**	**37,937**	**–**	**37,937**
Executive management (non-directors) – top three earners										
Top earner 1	Full year		8,831	3,981	1,964	857	–	15,633	–	15,633
Top earner 2	Full year		4,571	2,472	796	1,855	–	9,694	2,987	12,681
Top earner 3	Full year		3,999	1,702	420	1,182	–	7,303	3,328	10,631
Total top three earners			**17,401**	**8,155**	**3,180**	**3,894**	**–**	**32,630**	**6,315**	**38,945**
Remainder of executive management remuneration										
Representing five executive managers	Full year		19,183	10,958	2,631	5,261	137	38,170	2,841	41,011
Total top remaining executive management			**19,183**	**10,958**	**2,631**	**5,261**	**137**	**38,170**	**2,841**	**41,011**
Summary 2010 remuneration										
Executive directors			18,462	13,515	3,399	2,561	–	37,937	–	37,937
Top three earners			17,401	8,155	3,180	3,894	–	32,630	6,315	38,945
Other executive management			19,183	10,958	2,631	5,261	137	38,170	2,841	41,011
Total remuneration 2010			**55,046**	**32,628**	**9,210**	**11,716**	**137**	**108,737**	**9,156**	**117,893**
2009										
Executive directors' remuneration										
M Cutifani	Full year		10,807	7,627	1,913	634	–	20,981	–	20,981
S Venkatakrishnan	Full year		6,552	4,297	1,199	1,948	–	13,996	2,621	16,617
			17,359	**11,924**	**3,112**	**2,582**	**–**	**34,977**	**2,621**	**37,598**
Executive management remuneration										
Representing 10 executive managers	Full year		**37,635**	**17,002**	**4,510**	**10,135**	**394**	**69,676**	**20,370**	**90,046**
Total executive directors, and executive management 2009			**54,994**	**28,926**	**7,622**	**12,717**	**394**	**104,653**	**22,991**	**127,644**

Rounding of figures may result in computational discrepancies.

[1] Salaries are disclosed only for the period from or to which office was held.

[2] In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance-related payments calculated on the year's financial results.

[3] Includes health care, retention payments and personal travel.

[4] In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.

Remuneration report

Share incentive schemes

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2010 and subsequent to year-end are set out in the table below.

	M Cutifani	Venkat [1]	Executive manage-ment [2]	Other manage-ment [2]	Total scheme [3]
Granted and outstanding at 1 January 2010					
Number	100,127	82,184	394,814	2,650,559	3,227,684
Granted during the year [4]					
Number	77,694	40,617	142,873	1,181,596	1,442,780
Exercised during the year					
Number	–	–	(28,241)	(795,170)	(823,411)
Pre-tax gain at date of exercise (value) – R	–	–	9,155,351	193,379,517	202,534,868
Lapsed during the year					
Number	–	(5,781)	(17,535)	(278,981)	(302,297)
Held at 31 December 2010					
Number	**177,821**	**117,020**	**491,911**	**2,758,004**	**3,544,756**
Subsequent to year-end – to 31 January 2011					
Granted					
Number	–	–	–	–	–
Exercised					
Number	–	–	–	(2,812)	(2,812)
Pre-tax gain at date of exercise (value) – R	–	–	–	878,142	878,142
Lapsed					
Number	–	–	–	–	–
Held at 31 January 2011					
Number	177,821	117,020	491,911	2,755,192	3,541,944
Latest expiry date	23 Feb 2020	23 Feb 2020	23 Feb 2020	23 Feb 2020	23 Feb 2020

[1] *Venkat refers to S Venkatakrishnan.*

[2] *As a result of the change in status, the following movements to opening balances were made:*
   - From executive management status to other managers – 91,119 options/awards.

[3] *Of the 3,544,756 options/awards granted and outstanding at 31 December 2010, 929,029 options/ awards are fully vested.*

[4] *Awards granted since 2005 have been granted at NIL cost to participants.*

Awards granted in 2011 to executive directors and executive management are as follows:

	BSP	LTIP [1]
M Cutifani	25,086	44,579
S Venkatakrishnan	14,462	22,284
Top 3 earners	23,734	20,420
Other executive management	31,962	52,362

[1] *The extent to which LTIPs vest is dependent upon performance criteria being met.*

Shareholder information

Shareholders at 31 December

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary issued share capital of the company:

	Ordinary shares held			
	31 December 2010		31 December 2009	
	Number	%	Number	%
The Bank of New York Mellon*	167,587,981	43.96	176,762,305	48.79
Paulson & Co., Inc	41,000,000	10.76	42,849,864	11.83
Allan Gray Unit Trust Management Limited	31,668,339	8.31	36,689,809	10.13
Fidelity Management & Research	28,383,749	7.45	–	–

* *Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.*

Top 20 shareholders

The 20 largest holders of the ordinary share capital of the company as at 31 December 2010 were:

	Ordinary shares held	
	Number	%
1. Paulson & Co., Inc.	41,000,000	10.76
2. Allan Gray Unit Trust Management Limited	31,668,339	8.31
3 Fidelity Management & Research	28,383,749	7.45
4. Public Investment Corp. of South Africa	15,593,017	4.09
5. NWQ Investment Management Co. LLC	12,640,631	3.32
6. Tradewinds Global Investors LLC	11,705,520	3.07
7. Government of Ghana	11,257,076	2.95
8. Van Eck Global	11,182,828	2.93
9. Wellington Management Co. LLP	10,509,892	2.76
10. Blackrock Investment Management (UK) Limited	9,822,590	2.58
11. First State Investments International (UK) Limited	9,321,479	2.45
12. Vanguard Group, Inc.	8,055,711	2.11
13. Blackrock Fund Advisors	8,023,092	2.10
14. Franklin Advisers, Inc.	6,966,175	1.83
15. Investec Asset Management (Pty) Limited (South Africa)	6,793,209	1.78
16. Comgest SA	6,741,104	1.77
17. Government of Singapore Investment Corp. Pte Limited	6,061,592	1.59
18. Old Mutual Investment Group South Africa (Pty) Limited	5,489,024	1.44
19. Capital International Research & Management	4,535,237	1.19
20. Northern Cross LLC	4,458,584	1.17

The above list of shareholders may not necessarily reflect the beneficial shareholders.

Shareholder information

Analysis of ordinary shareholdings as at 31 December 2010

Size of shareholding			Number of shareholders	% of total shareholders	Number of shares issued	% of shares issued
1	–	100	2,649	29.27	143,122	0.04
101	–	500	3,841	42.45	868,124	0.23
501	–	1,000	728	8.05	545,931	0.14
1,001	–	5,000	851	9.40	1,926,182	0.51
5,001	–	10,000	192	2.12	1,387,139	0.36
10,001	–	100,000	581	6.42	20,825,694	5.46
Over	100,000		207	2.29	355,507,888	93.26
Total			9,049	100.00	381,204,080	100.00

Shareholder spread at 31 December 2010

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of shares	% of shares issued	Number of holders	% of shareholders
Ordinary shares				
Non-public shareholders:				
– Directors	26,135	0.007	4	0.04
– Strategic holdings	11,257,076	2.95	1	0.01
Public shareholders	369,920,869	97.04	9,044	99.95
Total	381,204,080	100.00	9,049	100.00

A redeemable preference shares } All shares are held by a wholly owned subsidiary company.
B redeemable preference shares

Dividends

Dividend number	Date Dividend declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Interim – number 108	10 August 2010	27 August 2010	10 September 2010	20 September 2010
Final – number 109	15 February 2011	4 March 2011	18 March 2011	28 March 2011
Interim – number 110	*2 August 2011	*19 August 2011	*2 September 2011	*12 September 2011

* Approximate dates.

Shareholders' diary

Financial year-end		31 December 2010
Annual financial statements	posting on or about	31 March 2011
Annual general meeting	11:00 SA time	11 May 2011
Quarterly reports		Released on or about
– Quarter ended 31 March 2011		11 May 2011
– Quarter ended 30 June 2011		1 August 2011
– Quarter ended 30 September 2011		1 November 2011
– Quarter ended 31 December 2011		*16 February 2012

* *Approximate dates.*

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bonds and other debt facilities and other factors.

Withholding tax

On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as 1 April 2012. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax on dividends will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Annual general meeting

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of the share incentive scheme do not carry rights to vote.

Change of details

Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual financial statements

Should you wish to receive a printed copy of our 2010 annual financial statements, please request same from the contact persons listed at the end of this report or on the company's website.

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

ISIN: ZAE000043485

Share codes:

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor:	UBS

Auditors:	Ernst & Young Inc.

Offices

Registered and corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

M Cutifani** (Chief Executive Officer)
S Venkatakrishnan* (Chief Financial Officer)

Non-executive

TT Mboweni [†] (Chairman)
R Gasant [†]
FB Arisman [#]
WA Nairn [†]
Prof LW Nkuhlu [†]
F Ohene-Kena [+]
SM Pityana [†]

[†] South African   * British
[#] American   ** Australian   + Ghanaian

Officers

Company Secretary: Ms L Eatwell

Investor Relations

South Africa

Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
Fax: +27 11 637 6400
E-mail: mbedford@AngloGoldAshanti.com

United States

Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary

The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

General e-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.AngloGoldAshanti.com and
under the "Investors" tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2011

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary